6

04024904

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vaitronics Int'l Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3820 FISCAL YEAR 12-31-03

• Complete for initial submissions only *** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 5/7/04

03 ANNUAL REPORT

ARIS
12-31-03


OLED Display
VL OLED





VARITRONIX INTERNATIONAL LIMITED

Board of Directors
Dr Chang Chu Cheng, *Chairman*
Dr Yan Sze Kwan
Chung Shun Ming
Kwok Siu Kwan
James Lee Goon Nam*
Professor Charles Kao Kuen**
Anthony Lui Chi Shing**

* *Non-Executive Directors*
** *Independent Non-Executive Directors*

Secretary
Peter Lo Chi Lik

Solicitors
Woo, Kwan, Lee & Lo

Auditors
KPMG

Bankers
HSBC Private Bank (Suisse) SA
Citibank, N.A.
Standard Chartered Bank
Shanghai Commercial Bank Limited

Registered Office
Clarendon House
Church Street
Hamilton HM11
Bermuda

Head Office and Principal Place of Business
22 Chun Cheong Street
Tseung Kwan O Industrial Estate
Tseung Kwan O
Hong Kong

Principal Registrar
Butterfield Corporate Services Limited
Rosebank Centre
14 Bermudiana Road
Hamilton
Bermuda

Hong Kong Branch Shares Registrar
Computershare Hong Kong Investor Services Limited
19th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

ADR Depositary
The Bank of New York
American Depositary Receipts
101 Barclay Street, 22W
New York, NY 10286
USA

Web Site
http://www.varitronix.com

Geographic Destination for Products



2003
2002

	2003	2002
Hong Kong and PRC	**33.1%**	26.0%
Rest of Asia	**12.8%**	10.4%
North America	**7.4%**	11.3%
United Kingdom	**7.5%**	9.6%
Germany	**9.9%**	8.7%
France	**9.5%**	14.0%
Other European countries	**18.9%**	18.3%
Others	**0.9%**	1.7%
Total	**100%**	100%

Turnover/Profit After Tax



HK$ million
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
846
259
1,254
206
1,042
32
1,086
125
1,275
168
1999
2000
2001
2002
2003
Turnover
Profit after Tax

Share Price Movement (1 July 1991 - 31 March 2004)



HK$
25
20
15
10
5
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
High-Low
25-Mav
200-Mav

BUSINESS REVIEW

Review of operations

The year under review was a special year for Varitronix as we celebrated our 25th anniversary in business. It was also a rewarding year with the advance in both our business performance and research and development capabilities.

For the 12 months under review, turnover was recorded at HK$1,275 million, 17% higher than 2002. A major reason behind this growth was the robust sales generated from our telecommunications and automotive products. I am also pleased to report that we achieved a satisfactory increase of 28% in profit attributable to shareholders to HK$151 million, despite keen competition in the industry and the underlying tight components supply. Basic earnings per share rose to 49 cents.

Profit grew in line with our revenue. The profit level was maintained as a result of stringent cost control measures from the procurement stage through to production and logistic controls. As a result, our material content was kept at a reasonable level.

We continued to adhere to our established strategy of maintaining balanced exposure both in terms of products and markets, which we regard as an important element in achieving stability in our business. As a result of this strategy, turnover from Europe, our largest market remained steady at 46% of total turnover. Turnover from Asia as a whole climbed significantly. For the year, turnover contribution from Hong Kong and the PRC was higher at 33%. This was mainly due to strong sales from our PRC telecommunications sector, even though production relocation by some of our European and US customers to the PRC also contributed to this growth. For the rest of Asia, mounting orders especially in the second half of the year from customers in the Korean region boosted sales. Therefore, turnover contribution from the rest of Asia was higher at 13%. The US market accounted for the remaining 7%.

Whilst demand for mono-color handset displays from our PRC customers remained steady, order momentum for color STN and TFT solutions gained pace in the second half of the year. In this respect, our solid relationship with a major PRC handset design house together with the support from our joint venture partner Tsinghua University Enterprise Group continued to be vital factors. The thriving PRC telecommunications market has also helped to fuel this growth. Industrial and automotive products continued to be important pillars in our business. In addition, the Group also started to see a gradual increase in automotive orders from the US towards the end of the year.

The Group's inventory level at the end of the review period largely reflected the order growth and supply conditions, where the latter began to show signs of mild tension during the second half of the year. However, the supply situation is expected to remain steady, and the Group will continue to be responsive to market conditions, implementing flexible inventory policies accordingly.

Our new Heyuan production complex formally came into operation in the second half of last year. Housing some of our finest equipment and machinery including a new automated production line, the complex is expected to raise our operational efficiencies as well as our cost competitiveness due to process optimization.

On the technology side, we remained on track with our established roadmap. We continue to commit ourselves in readiness for product commercialization. Further to our partnership with DuPont Displays, we entered into a license agreement with Eastman Kodak Company for OLED at the beginning of last year. In addition to completing the prototype for bi-stable cholesteric display, I am also pleased to report that we successfully launched the "Zero Power" display sample last year. Commercial production incorporating this versatile technology has already started with deliveries scheduled for later this year. Satisfactory progress was made during 2003 in the prototyping of micro-displays, allowing us to further advance in this important technology.

Despite the capital expenditure required during the year at our new Heyuan complex, strong cash flow from operations has kept our financial position solid.

PROSPECTS





STOP

Into 2004, management maintains a positive business view. The recent pick up in Europe and the US will lend support to our growth, and especially in our automotive and industrial products. In addition much of our growth is expected to originate in Asia, especially in the PRC and Korea.

Order momentum from the PRC telecommunications market continues to be promising. Together with the rising penetration of handsets in the PRC, this business is expected to remain an important growth driver this year. Given the increasing trend for color handset displays, the volume of color STN and TFT orders is expected to expand further. Efforts are also underway to further our market presence in Korea, which is an important production base in Asia for hand-held electronic goods.

We will continue to focus on our research and development, which represent an important asset in ensuring our future growth. Particular efforts will be made towards prototyping of color -"Zero Power" displays, micro-displays and full color OLED to ensure multiple solutions that fulfill different quality attributes.

Adhering to our strategy to develop high-end LCD technologies, we have, subsequent to the review period, instituted a series of restructuring moves in our Malaysia business. These include the possible merger of Varitronix (Malaysia) Sdn. Bhd. with Crystal Clear Technology Sdn. Bhd. to enhance efficiency and profitability and achieve economies of scale at the two operations. Listing the shares of the merged entity on the Malaysian Exchange for Securities and Automatic Quotation is part of the plan. In addition, we also divested our electro-chromic mirror business to focus on our core strengths in delivering high-end LCD product solutions. These moves are designed to improve the Group's overall performance whilst enabling us to better utilize our resources.

Based on the current order situation and barring unforeseen circumstances, it is expected that the Group will continue this encouraging performance in 2004.

On behalf of the directors, I would like to thank our staff for their dedication and efforts in the past year. I would also like to thank our customers, suppliers and shareholders for their continuous support.

Dr C.C. Chang
Chairman

Hong Kong, 19 April 2004

The Group's performance was discussed in detail in the Chairman's Statement. This part intends to offer further information not mentioned in the Chairman's Statement.

CASH FLOWS

In the year under review, the Group's net cash inflow amounted to HK$72 million notwithstanding that a total amount of HK$99 million, a similar level to 2002, was paid for capital expenditures. These capital expenditures related mainly to the acquisition of plant, machinery, tools and equipment for our new Heyuan production complex, which started production during the second half of 2003.

Cash generated from operations was HK$268 million, an increase of HK$59 million as compared with that of 2002. The change resulted mainly from the increase in operating profit.

Cash used in investing activities decreased slightly to HK$53 million from HK$63 million in 2002 because of a fall of the Group's investment in non-trading securities. Net cash used in financing activities increased to HK$104 million in 2003 from HK$27 million in 2002 because more dividends were paid during the year.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Group maintains a strong financial position. As at 31 December 2003, the total shareholders' equity of the Group was HK$1.4 billion. The Group's current ratio, being the proportion of total current assets against total liabilities, was 2.92 as at 31 December 2003 (2002 (restated): 3.26).

At the year end, the Group held a liquid portfolio of HK$819 million (2002: HK$777 million) of which HK$549 million (2002: HK$466 million) was in cash and cash equivalents and HK$270 million (2002: HK$311 million) in securities. The unsecured interest-bearing bank loans and overdrafts and bills payable increased to HK$86 million (2002: HK$62 million). Working capital, defined as current assets less current liabilities increased to HK$862 million (2002: 787 million) largely due to the increase in cash and cash equivalents.

The Group's inventory turnover ratio for the year was 5.9 times (2002: 5.3 times). Debtor turnover for the year also improved slightly from 79.6 days in 2002 to 71.4 days. The return on assets for the year rose to 10.6% satisfactorily (2002: 9.3% (restated and the loss on liquidation of non-trading mutual fund excluded)).

EMPLOYEES AND REMUNERATION POLICIES

As at 31 December 2003, the Group employed approximately 4,760 persons around the world, of whom approximately 514 were in Hong Kong, 3,660 in PRC and 586 overseas. The Group remunerates its employees based on their performance, experience and prevailing industry practice. The Group operates an employee share option scheme and provides rent-free quarters to its employees in the PRC. For details of the Directors' emoluments, please refer to note 6 on the financial statements.

CONTINGENT LIABILITIES

Details of contingent liabilities are set out in note 30 on the financial statements.

FOREIGN CURRENCY EXPOSURE

The Group continues to conduct most of its business to US dollar or HK dollar. That, together with a policy of keeping the majority of our assets also in these currencies, ensures that our exposure to exchange rate fluctuations is minimal.

1. *CUSTOMERS AND SUPPLIERS*

The information in respect of the Group's turnover and purchases attributable to the major customers and suppliers during the financial year ended 31 December 2003 is as follows:

(a) Major customers

	Percentage of the Group's total turnover
The largest customer	10%
Five largest customers in aggregate	26%

(b) Major suppliers

	Percentage of the Group's total purchases
The largest supplier	7%
Five largest suppliers in aggregate	33%

At no time during the year have the Directors, their associates or any shareholder of the Company (which to the knowledge of the Directors owned more than 5% of the Company's share capital) any beneficial interests in these major customers and suppliers.

2. *FINANCIAL REVIEW*

The principal income of the Group for the year ended 31 December 2003 is derived mainly from sales of Liquid Crystal Displays and Liquid Crystal Display Modules. Turnover for the year was HK$1,274,788,000 which is an increase of 17% over the previous year. The operating profit was HK$197,295,000. The profit attributable to shareholders amounted to HK$151,241,000, which represents an increase of 28% over the previous year.

There was a net cash inflow during 2003. Cash and deposits with banks and other financial institutions less bank overdrafts at 31 December 2003 totalled HK$534,884,000.

3. *DETAILS OF DIRECTORS*

Dr Chang Chu Cheng, 60, is the Chairman of the Group. He gained his doctorate in Solid State Electronics from the University of Manchester Institute of Science & Technology in 1969 and lectured in Physics and Electronics at the Chinese University of Hong Kong prior to co-founding Varitronix in 1978 with other fellow directors. He presently serves as a Non-Executive Director of SAS Dragon Holdings Limited and Fujikon Industrial Holdings Limited which are both listed on The Hong Kong Stock Exchange Limited. He is also currently a member of TDC Electronics/Electrical Appliances Industry Advisory Committee, an Honorary Advisor of Hong Kong Critical Components Manufacturers Association and an honorary Chairman of Hong Kong Photographic and Optics Manufacturers Association.

3. *DETAILS OF DIRECTORS (continued)*

Dr Yan Sze Kwan, 60, is a Director of the Company with responsibility for overlooking operations and plant expansion. He has a Ph.D. in Physics from Massachusetts Institute of Technology and a postdoctoral from Wesleyan University, USA. From 1978 to 1987 he lectured firstly at Baptist College and subsequently at Hong Kong Polytechnic. Dr. Yan has been a Director since 1978 and subsequently became an Operations Manager of Varitronix in 1987.

Chung Shun Ming, 57, is a Director of the Company and Varitronix Limited, the main production arm of the Group, responsible for production planning and marketing. He holds a B.Sc. in Electrical Engineering from the University of California, Berkeley. From 1970 to 1978 he worked for Tai Wo Electronics Co. before joining Varitronix in 1978.

Kwok Siu Kwan, 52, is a Director of the Company responsible for technical development. He graduated from Hong Kong University and subsequently gained an M.Phil in Electronics at the Chinese University of Hong Kong and worked for Microelectronics Ltd. and Ampex Ferrotec Ltd. before joining Varitronix in 1979.

James Lee Goon Nam, 63, was an Executive Director of the Company and had primary responsibility for project development. He holds an M.Sc.Eng. from the University of New South Wales and from 1966 to 1974 was with AWA Limited in Australia. He subsequently lectured in Electronics at the Chinese University of Hong Kong before joining Varitronix full time in 1986 but has been a Director of Varitronix since its establishment and a non-executive director since beginning of 2001.

Professor Charles Kao Kuen, 70, has been an independent Non-Executive Director of the Company since 1991. He is a member of the Audit Committee of the Company. He was the former Vice-Chancellor of the Chinese University of Hong Kong (October 87 – July 96). He gained a Ph.D. from the University of London and is a world renowned expert in telecommunications and fibre optics. Since his retirement from the University in 1996, he has become a consultant. He is the Chairman and CEO of his consulting company, ITX Services Limited.

Anthony Lui Chi Shing, 58, has been an independent Non-Executive Director of the Company since 1991. He is the Chairman of the Audit Committee of the Company. He is a Fellow of the Institute of Chartered Accountants in England and Wales, an Associate Member of the Chartered Institute of Taxation and an Associate Member of the Hong Kong Society of Accountants. He has been practising as an accountant in Hong Kong for 24 years and is the sole proprietor of the firm Milne Ross (Certified Public Accountants).

4. *SENIOR MANAGEMENT'S PROFILES*

The management executives of the Company during the financial year were as follows:

Hong Kong and China

Sok Lee Lim	Chief Operations Officer
Patrick Pun	Financial Controller
Dr Y.K. Fung	Project Manager
K.P. Ho	Technical Manager/LCM R&D
Amy Hsu	Human Resources Manager

Malaysia

Dr Tom S.K. Seah	Chief Executive Officer, Varitronix (Malaysia) Sdn. Bhd.
Peter T.H. Chang	General Manager, Varitronix (Malaysia) Sdn. Bhd.

The details of the management executives are as follows:

Sok Lee Lim, 40, is the Chief Operations Officer. She is responsible for overall manufacturing, quality, design and process engineering. She graduated from French Singapore Institute with a Diploma in Electronics Engineering. She has over 13 years of experience in the LCD and LCM industry involved in Design, Marketing, Production and Materia Control and Purchasing before joining the Group in 1999.

Patrick Pun, 43, is the Financial Controller responsible for overall finance matters of the Group. Mr. Pun is a Chartered Management Accountant in U.K. and a Fellow of the Hong Kong Society of Accountants. Mr. Pun has over 15 years working experience with several multinational companies before joining the Group in 1997. Presently he is the Chairman of Industry and Technology Committee of the Hong Kong General Chamber of Commerce, a member of the Hong Kong Productivity Council and a member of Committee on Technologist Training of the Vocational Training Council.

Dr Y.K. Fung, 49, is a Project Manager of Varitronix Limited. After graduating from Ottawa University with a B.A.Sc. in Electrical Engineering in 1981, he worked for many years in the LCD industry both in this region and in the U.S.. Before joining the Group in 1995, he was with Kent States University from 1989 to 1994 working for his master and doctorate degrees in Physics.

K.P. Ho, 57, graduated from Hong Kong Polytechnic in 1973 with a Higher Certificate in Electrical Engineering and joined the Group in 1982. He is responsible for research and development of LCM products.

Amy Hsu, 49, is a Human Resources Manager of Varitronix Limited. She has over 20 years of extensive experience in all aspects of human resources management from diversified fields and with several multi-national companies working in HK, PRC, Canada & Taiwan before joining the Group in 2000. She graduated from Kingston University in UK and has been certified as HR Professional of Ontario (CHRP), MIPM in UK, and also members of various distinguished professional bodies such as Business British Graduate Society (UK), HK Society of Training & Development and Institute of Human Resources Management in HK.

4. *SENIOR MANAGEMENT'S PROFILES (continued)*

Dr Tom S.K. Seah, 54, is the Chief Executive Officer and a Director of Varitronix (Malaysia) Sdn. Bhd.. Immediately after he gained his doctorate in Theoretical Physics from University of North Carolina in 1975, he did his military service as an Artillary Officer in the Singapore Armed Forces until 1978. He then joined Printed Circuits International Ltd. (Singapore) as Project Engineer and left in 1981 as Product Director responsible for the entire LCD Division. From 1981 till 1996, he held various positions in Donnelly Corporation (USA) as Applied Research Manager, Technical Director and finally General Manager of a subsidiary of Donnelly in Yantai of China. He joined Varitronix (Malaysia) Sdn. Bhd. in July 1996.

Peter T.H. Chang, 54, is the General Manager of Varitronix (Malaysia) Sdn. Bhd.. He graduated from the University of Birmingham in 1975 with an M.Sc. and worked for National Semiconductor Corp. for three years as a QA Engineering Manager followed by working as General Manager in several other corporations in Malaysia. He joined Varitronix in 1992.

5. *STAFF RETIREMENT SCHEMES*

A subsidiary of the Company, Varitronix Limited, operates a defined contribution retirement scheme, whose assets are separate from the Group. The scheme is formally established under trust and is approved by the Inland Revenue Department under Section 87A of the Inland Revenue Ordinance. Both the employer and the employee are required to contribute 5% of the employee's basic monthly salary to the scheme.

The total retirement scheme cost charged to the Income Statement for the year was HK$6,580,000 (2002: HK$5,879,000). Charges to administer the scheme are deducted from the employer's contributions. Forfeited contributions are used by the employer to offset against future contributions. The amount so utilised during the year was HK$136,000 (2002: HK$201,000) and no balance (2002: Nil) was available for such use at 31 December 2003.

With effect from 1 December 2000, the Group also operates a MPF Scheme which was compulsory as enforced by The Mandatory Provident Fund Schemes Authority of Hong Kong. The existing retirement scheme will be a Top-Up ORSO scheme. The MPF Scheme is a defined contribution retirement benefit scheme administrated by independent trustees. The employer and the employee have to contribute in total an amount equal to 10% of the relevant income of the employee to the MPF Scheme. Contributions from employer are 100% vested in the employees accounts as soon as they are paid to the relevant MPF Scheme but all benefits derived from the mandatory contributions must be preserved until the employee reaches the retirement age of 65 subject to a few exceptions. The vesting for retirement scheme will remain unchanged.

Varitronix (Malaysia) Sdn. Bhd. operates a staff provident fund scheme under the Employees Provident Fund Act 1951. The employer and employee are required to contribute a certain percentage of the employee's basic monthly salary according to the Act. The total employer's contributions charged to the Income Statement for the year was HK$2,136,000 (2002: HK$1,877,000).

The directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 December 2003.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal activities of the Group are the design, manufacture and sale of liquid crystal displays and related products.

The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries during the financial year are set out in note 28 on the financial statements.

SUBSIDIARIES

Particulars of the Company's subsidiaries at 31 December 2003 are set out in note 15 on the financial statements.

FINANCIAL STATEMENTS

The profit of the Group for the year ended 31 December 2003 and the state of the Company's and the Group's affairs at that date are set out in the financial statements on pages 21 to 57.

An interim dividend of 7.0 cents per share (2002: 4.4 cents per share) and a special interim dividend of 21.0 cents per share (2002: Nil) were paid on 12 November 2003. The directors now recommend the payment of a final dividend of 22.0 cents per share (2002: 18.0 cents per share) and a special dividend of 6.0 cents per share in respect of the year ended 31 December 2003 (2002: 4.0 cents per share).

SHARE CAPITAL

Details of the movements in share capital of the Company during the year are set out in note 26 on the financial statements. Shares were issued on the exercise of share options and as a result of scrip dividends.

CHARITABLE DONATIONS

Charitable donations made by the Group during the year amounted to HK$84,000 (2002: Nil).

FIXED ASSETS

Movements in fixed assets during the year are set out in note 12 on the financial statements.

ADOPTION OF CHINESE NAME

By a special resolution passed on 12 May 2003, the Company adopted the Chinese name 精電國際有限公司 as part of its legal name.

DIRECTORS

The Directors during the financial year and up to the date of this report were:

Dr Chang Chu Cheng, *Chairman*
Dr Yan Sze Kwan
Chung Shun Ming
Kwok Siu Kwan
James Lee Goon Nam*
Professor Charles Kao Kuen**
Anthony Lui Chi Shing**

* *Non-Executive Directors*

** *Independent Non-Executive Directors*

In accordance with the Bye-laws of the Company, Kwok Siu Kwan and James Lee Goon Nam shall retire from office by rotation and are eligible for re-election at the forthcoming annual general meeting.

DIRECTORS' INTERESTS IN SHARES

The Directors who held office at 31 December 2003 had the following interests in the issued share capital of the Company and its subsidiaries (within the meaning of the Securities and Futures Ordinance ("SFO")) at that date as recorded in the register of directors' and chief executives' interests and share positions required to be kept under Section 352 of the SFO:

(a) Interests in the Company

	Shares of HK$0.25 each	
	Personal interests	**Corporate interests**
Varitronix International Limited		
Dr Chang Chu Cheng	21,596	68,386,479 *(note 1)*
Dr Yan Sze Kwan	10,371,072	–
Chung Shun Ming	4,334,314	–
Kwok Siu Kwan	2,112,959	–
James Lee Goon Nam	–	4,166,978 *(note 2)*

Notes:

1. A family trust of Dr Chang Chu Cheng and his wife, Madam Iling Sieh, is the beneficial owner of the issued share capital of Colville Group Limited which holds 68,386,479 shares of the Company.

2. Mr James Lee Goon Nam is the sole beneficial owner of the entire share capital of Pressman Holdings Limited which holds 4,166,978 shares of the Company.

DIRECTORS' INTERESTS IN SHARES (Continued)

(b) Interests in subsidiaries

	Non-voting deferred shares of HK$1,000 each in Varitronix Limited	Non-voting deferred shares of HK$100 each in Polysources Properties Limited
Dr Chang Chu Cheng	960	78
Dr Yan Sze Kwan	123	10
Chung Shun Ming*	50	8
Kwok Siu Kwan	50	4
James Lee Goon Nam	123	10
	1,306	110

* Mr Chung Shun Ming holds 4 non-voting deferred shares in Polysources Properties Limited in trust for all non-voting deferred shareholders of that company.

DIRECTORS' SERVICE CONTRACTS

Drs Chang Chu Cheng and Yan Sze Kwan and Messrs Chun Shun Ming and Kwok Siu Kwan have entered into management agreements with the Company which may be terminated by either party to the agreements at three months' notice.

Non-Executive Directors are appointed for a period up to 31 December 2004 or such other date as agreed by the Non-Executive Directors and the Company.

No Director proposed for re-election at the forthcoming annual general meeting has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than normal statutory obligations.

DIRECTORS' INTERESTS IN CONTRACTS

No contract of significance to which the Company, or any of its subsidiaries was a party, in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

SHARE OPTION SCHEMES

The Company had a Share Option Scheme for the employees of the Group which was adopted on 6 June 1991, subsequently amended on 8 June 1999 and expired on 5 June 2001. A second Share Option Scheme of the Company was adopted on 22 June 2001 and terminated on 12 May 2003.

SHARE OPTION SCHEMES (Continued)

A third Share Option Scheme of the Company was adopted on 12 May 2003 as an incentive to the Group's employees and business associates. This Scheme shall be valid and effective for a period of ten years ending on 11 May 2013, after which no further options will be granted. The maximum number of shares in respect of which options may be granted under the third Share Option Scheme and any other Share Option Schemes of the Company may not exceed 10 percent of the issued share capital of the Company at the date of approval of the third Share Option Scheme. The maximum entitlement of each participant in the total number of shares issued and to be issued upon exercise of options granted under the third Share Option Scheme and any other Share Option Scheme of the Company in any 12-month period shall not exceed 1% of the total number of shares in issue.

The total number of shares available for issue under the Share Option Schemes at 31 December 2003 represents 2.06% (2002: 2.19%) of the issued share capital of the Company at that date. The share options granted are not recognised in the financial statements until they are exercised. Further details of the Share Option Schemes are set out in note 26 on the financial statements.

The weighted average value per option granted in 2003 estimated at the date of grant using the Black-Scholes pricing model was HK$4.10 (2002: HK$2.68). The weighted average assumptions used are as follows:

	2003	2002
Risk-free interest rate	**4.37%**	4.54%
Expected life (in years)	**10**	10
Volatility	**37.21**	47.04

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Because the Company's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, the Black-Scholes option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

SHARE OPTION SCHEMES (Continued)

	Date granted	Number of options at 1 January 2003	Granted during the year	Options cancelled during the year	Options exercised during the year	Number of options at 31 December 2003	Exercisable period	Price per share to be paid on exercise of option	Market value per share at date of grant of options	Weighted average market value per share on exercise of options
Directors										
Chang Chu Cheng	30 October 2002	1,000,000	–	–	–	1,000,000	31 October 2002 to 30 October 2012	HK$4.605	HK$4.35	N/A
Yan Sze Kwan	30 October 2002	1,000,000	–	–	–	1,000,000	31 October 2002 to 30 October 2012	HK$4.605	HK$4.35	N/A
Chung Shun Ming	30 October 2002	1,000,000	–	–	–	1,000,000	31 October 2002 to 30 October 2012	HK$4.605	HK$4.35	N/A
Kwok Siu Kwan	9 June 1999	150,000	–	–	–	150,000	9 July 1999 to 8 July 2009	HK$10.90	HK$15.00	N/A
	30 October 2002	1,000,000	–	–	–	1,000,000	31 October 2002 to 30 October 2012	HK$4.605	HK$4.35	N/A
Employees	9 June 1999	446,750	–	(4,500)	–	442,250	9 July 1999 to 8 July 2009	HK$10.90	HK$15.00	N/A
	1 June 2000	733,000	–	(21,000)	–	712,000	1 July 2000 to 30 June 2010	HK$11.30	HK$13.40	N/A
	30 August 2001	616,500	–	–	(333,000)	283,500	30 August 2001 to 29 August 2011	HK$3.06	HK$3.68	HK$6.93
	13 September 2002	711,500	–	(2,000)	(429,000)	280,500	13 September 2002 to 12 September 2012	HK$3.905	HK$3.85	HK$6.76
	6 October 2003	–	532,500	–	(7,000)	525,500	6 October 2003 to 5 October 2013	HK$7.35	HK$7.35	HK$8.49
		6,657,750	532,500	(27,500)	(769,000)	6,393,750				

Apart from the foregoing, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the Directors or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

The register of interests in shares and short positions maintained under Section 336 of the SFO Ordinance shows that at 31 December 2003, other than the interests disclosed above in respect of Dr. C.C. Chang and Colville Group Limited, the following company had an interest of 5% or more in the issued share capital of the Company:

Name	Number of shares	Capacity	Approximate % of shareholding
J.P. Morgan Chase & Co.			
– Long position	24,672,224	Investment manager and other	7.95
– Lending pool	6,423,600	–	2.07

Note: The interests of J.P. Morgan Chase & Co. in the Company were held by a number of its wholly-owned subsidiaries.

Save as stated above, no other person is recorded in the register of substantial shareholders maintained under Section 336 of the SFO Ordinance as having an interest of 5% or more in the issued share capital of the Company as at 31 December 2003.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-laws and the law in Bermuda.

BANK LOANS, OVERDRAFTS AND OTHER BORROWINGS

Particulars of bank loans, overdrafts and other borrowings of the Group at 31 December 2003 are set out in notes 22 and 24 on the financial statements.

PROPERTIES

Particulars of the properties held by the Group are shown on pages 59 and 60 of the annual report.

FIVE YEAR SUMMARY

A summary of the results and the assets and liabilities of the Group for the last five financial years is set out on page 58 of the annual report.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the year ended 31 December 2003.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied throughout the year with the Code of Best Practice as set out by The Stock Exchange of Hong Kong Limited ("the Stock Exchange") in Appendix 14 to the Rules Governing the Listing of Securities on the Stock Exchange.

AUDITORS

KPMG retire and, being eligible, offer themselves for reappointment. A resolution for the reappointment of KPMG as auditors of the Company is to be proposed at the forthcoming annual general meeting.

By order of the board
Peter Lo Chi Lik
Secretary

Hong Kong, 19 April 2004

Auditors' report to the shareholders of
Varitronix International Limited
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 21 to 57 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 90 of the Bermuda Companies Act 1981, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants

Hong Kong, 19 April 2004

For the year ended 31 December 2003 (Expressed in Hong Kong dollars)

	Note	2003 $'000	2002 $'000 (restated)
Turnover	*3*	**1,274,788**	1,085,558
Other revenue	*4*	**26,695**	25,588
Other net income	*4*	**25,002**	1,744
Change in inventories of finished goods and work in progress		**(10,770)**	11,092
Raw material and consumables used		**(633,535)**	(539,065)
Staff costs		**(225,422)**	(205,487)
Depreciation		**(81,686)**	(80,552)
Other operating expenses		**(177,777)**	(158,040)
Profit from operations		**197,295**	140,838
Finance cost	*5(a)*	**(2,913)**	(3,134)
Share of loss of associate		**(11,706)**	(1,654)
Profit from ordinary activities before taxation	*5*	**182,676**	136,050
Income tax	*8(a)*	**(14,440)**	(10,863)
Profit from ordinary activities after taxation		**168,236**	125,187
Minority interests		**(16,995)**	(6,968)
Profit attributable to shareholders	*9*	**151,241**	118,219
Dividends attributable to the year	*10*	**(173,003)**	(80,241)
Earnings per share			
Basic	*11*	49 cents	39 cents
Diluted	*11*	49 cents	39 cents

The notes on pages 27 to 57 form part of these financial statements.

At 31 December 2003 (Expressed in Hong Kong dollars)

	Note	2003 $'000	2003 $'000	2002 $'000	2002 $'000 (restated)
Non-current assets					
Fixed assets	12		**414,662**		398,080
Intangible assets	13		**28,672**		–
Goodwill	14		**30,022**		31,704
Interest in associate	16		**5,289**		16,254
Non-trading securities	17		**171,610**		226,765
			650,255		672,803
Current assets					
Trading securities	18	**98,640**		84,562	
Inventories	19	**237,239**		198,074	
Trade and other receivables	20	**290,274**		284,714	
Current taxation recoverable	25(a)	**6,006**		–	
Cash and cash equivalents	21	**549,159**		466,073	
		1,181,318		1,033,423	
Current liabilities					
Bank loans and overdrafts	22	**86,298**		61,706	
Bills payable	23	**–**		63	
Trade and other payables	23	**231,436**		163,685	
Current taxation payable	25(a)	**1,485**		21,345	
		319,219		246,799	
Net current assets			**862,099**		786,624
Total assets less current liabilities			**1,512,354**		1,459,427
Non-current liabilities					
Convertible notes	24		**31,200**		31,200
Deferred taxation	25(b)		**10,499**		10,143
Minority interests			**43,437**		28,382
NET ASSETS			**1,427,218**		1,389,702
CAPITAL AND RESERVES					
Share capital	26		**77,574**		76,023
Reserves	27		**1,349,644**		1,313,679
			1,427,218		1,389,702

Approved and authorised for issue by the board of directors on 19 April 2004.

Dr. Yan Sze Kwan
Director

Chung Shun Ming
Director

The notes on pages 27 to 57 form part of these financial statements.

At 31 December 2003 (Expressed in Hong Kong dollars)

	Note	2003 $'000	2003 $'000	2002 $'000	2002 $'000
Non-current assets					
Interest in subsidiaries	15		**911,351**		870,122
Current assets					
Trade and other receivables		**218**		218	
Cash and cash equivalents	21	**704**		596	
		922		814	
Current liabilities					
Trade and other payables		**9,407**		8,985	
Current taxation payable	25(a)	**–**		42	
		9,407		9,027	
Net current liabilities			**(8,485)**		(8,213)
NET ASSETS			**902,866**		861,909
CAPITAL AND RESERVES					
Share capital	26		**77,574**		76,023
Reserves	27		**825,292**		785,886
			902,866		861,909

Approved and authorised for issue by the board of directors on 19 April 2004.

Dr. Yan Sze Kwan
Director

Chung Shun Ming
Director

The notes on pages 27 to 57 form part of these financial statements.

For the year ended 31 December 2003 (Expressed in Hong Kong dollars)

	Note	2003 $'000	2002 $'000 (restated)
Shareholders' equity at 1 January			
As previously reported		**1,399,845**	1,295,207
Prior period adjustments arising from change in accounting policy for:			
– employee benefits		**–**	(6,421)
– deferred taxation	2	**(10,143)**	(16,984)
As restated		**1,389,702**	1,271,802
Surplus on revaluation of non-trading securities	27	**772**	14,090
Exchange differences on translation of the financial statements of foreign entities	27	**4,722**	3,847
Net gains not recognised in the income statement		**5,494**	17,937
Net profit for the year			
As previously reported			111,378
Prior period adjustment arising from change in accounting policy for deferred taxation	2		6,841
Net profit for the year (2002: as restated)		**151,241**	118,219
Revaluation (surplus)/deficit transferred to the income statement on disposal/ liquidation of securities	27	**(4,884)**	8,255
Dividends approved during the year	10	**(153,000)**	(33,014)
Movements in share capital			
Shares issued		**1,551**	404
Share premium arising from issue of shares		**37,114**	6,099
		38,665	6,503
Shareholders' equity at 31 December		**1,427,218**	1,389,702

The notes on pages 27 to 57 form part of these financial statements.

For the year ended 31 December 2003 (Expressed in Hong Kong dollars)

	Note	2003 $'000	2002 $'000
Operating activities			
Profit from ordinary activities before taxation		**182,676**	136,050
Adjustments for:			
– Depreciation		**81,686**	80,552
– Amortisation of intangible assets		**2,173**	–
– Amortisation of goodwill		**1,682**	1,682
– Finance costs		**2,913**	3,134
– Dividend income		**(377)**	(546)
– Interest income		**(18,822)**	(19,741)
– Realised (gains)/losses on disposal/ liquidation of non-trading securities		**(4,884)**	8,255
– Profit on disposals of fixed assets		**(43)**	(2,106)
– Share of loss of associate		**11,706**	1,654
Effect of foreign exchange rates		**2,400**	367
Operating profit before changes in working capital		**261,110**	209,301
(Increase)/decrease in amount due from associate		**(742)**	1,369
Increase in trading securities		**(14,078)**	(3,542)
(Increase)/decrease in inventories		**(39,165)**	15,161
Increase in trade and other receivables		**(6,616)**	(31,791)
Decrease in bills payable		**(63)**	(2,106)
Increase in trade and other payables		**67,751**	21,179
Cash generated from operations		**268,197**	209,571
Tax paid			
– Hong Kong profits tax paid		**(34,327)**	(18,981)
– Overseas tax paid		**(5,619)**	(3,107)
Net cash from operating activities		**228,251**	187,483
Investing activities			
Proceeds from disposal of fixed assets		**986**	626
Payment for purchase of fixed assets		**(98,847)**	(99,145)
Payment for purchase of patent rights		**(30,845)**	–
Proceeds from disposal of non-trading securities		**133,424**	174,213
Purchase of non-trading securities		**(77,497)**	(159,027)
Dividends received		**377**	546
Interest received		**19,877**	19,816
Net cash used in investing activities		**(52,525)**	(62,971)

For the year ended 31 December 2003 (Expressed in Hong Kong dollars)

	Note	2003 $'000	2002 $'000
Financing activities			
New bank loans		**22,845**	49,601
Repayment of bank loans		**(7,331)**	(46,434)
Interest paid		**(2,913)**	(3,134)
Proceeds on issue of shares		**2,746**	717
Dividends paid		**(117,081)**	(27,229)
Dividend paid to minority shareholders		**(2,125)**	(942)
Net cash used in financing activities		**(103,859)**	(27,421)
Net increase in cash and cash equivalents		**71,867**	97,091
Cash and cash equivalents at 1 January		**460,875**	360,671
Effect of foreign exchange rates changes		**2,142**	3,113
Cash and cash equivalents at 31 December	*21*	**534,884**	460,875

Note to the Consolidated Cash Flow Statement

(a) Major non cash transactions

During the year shares were issued as a result of scrip dividends.

The notes on pages 27 to 57 form part of these financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which includes all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. The financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange"). A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is historical cost modified by the marking to market of certain investments in securities as explained in the accounting policies set out below.

(c) Subsidiaries

A subsidiary is an enterprise controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

An investment in a subsidiary is consolidated into the consolidated financial statements, unless a subsidiary is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in accordance with the policy for investments in securities set out in note 1(i) below.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet separately from liabilities and the shareholders' equity. Minority interests in the results of the Group for the year are also separately presented in the income statement.

In the Company's balance sheet, investments in subsidiaries are stated at cost less any impairment losses (see note 1(h)).

1. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

(d) Associates

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

An investment in an associate is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group's share of the associate's net assets. The consolidated income statement reflects the Group's share of the post-acquisition results of the associates for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(e) and impairment losses (see note 1(h)).

(e) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of subsidiaries:

– for acquisitions before 1 January 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses (see note 1(h)); and

– for acquisitions on or after 1 January 2001, positive goodwill is amortised to the consolidated income statement on a straight-line basis over its estimated useful life. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (see note 1(h)).

Amortisation of positive goodwill is on a straight-line basis over an estimated useful life of 20 years.

(f) Fixed assets

(i) Fixed assets are stated at cost less accumulated depreciation and impairment losses (see note 1(h)).

(ii) Land and buildings

No amortisation is provided on freehold land. Leasehold land is amortised on a straight line basis over the unexpired terms of the leases or 50 years, whichever is the lesser. Buildings are depreciated on a straight line basis over their anticipated useful lives of 40 years.

(iii) *Other fixed assets*

Depreciation is calculated to write off the cost of other fixed assets over their anticipated useful lives on a straight line basis as follows:

Plant and machinery	4 years
Tools and equipment	5 years
Others	2 to 5 years

1. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

(f) Fixed assets *(Continued)*

(iv) Disposal of fixed assets

Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised as income or expense in the income statement on the date of retirement or disposal.

(g) Intangible assets (other than goodwill)

Intangible assets are stated at cost less accumulated amortisation and impairment losses (see note 1(h)).

Costs incurred in connection with the acquisition of patent rights are amortised on a straight line basis over their estimated economic lives of between ten and twenty years.

(h) Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

- investments in subsidiaries and associates;
- positive goodwill (whether taken initially to reserves or recognised as an asset);
- fixed assets; and
- intangible assets.

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised in the income statement whenever the carrying amount of an asset (including positive goodwill taken directly to reserves) exceeds its recoverable amount.

(i) Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

1. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

(h) Impairment of assets *(Continued)*

(ii) Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the income statement in the year in which the reversals are recognised.

(i) Investments in securities

The Group's policies for investments in securities other than investments in subsidiaries and associates are as follows:

(i) Non-trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the investment revaluation reserve until the security is sold, collected, or otherwise disposed of, or until there is objective evidence that the security is impaired, at which time the relevant cumulative gain or loss is transferred from the investment revaluation reserve to the income statement.

Transfers from the investment revaluation reserve to the income statement as a result of impairments are reversed when the circumstances and events that led to the impairment cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(ii) Trading securities are stated in the balance sheet at fair value. Changes in fair value are recognised in the income statement as they arise.

(iii) Profits or losses on disposal of investments in securities are accounted for in the income statement as they arise. In the case of non-trading securities, the profit or loss includes any amount previously held in the investment revaluation reserve in respect of that security.

(j) Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is calculated using the first-in first-out method and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

1. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

(j) Inventories *(Continued)*

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period in which the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(k) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(l) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the income statement as follows:

(i) Revenue arising from the sale of goods is recognised on delivery of goods to customers which is taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue excludes value added or other sales taxes and is after deduction of returns and any trade discounts.

(ii) Interest income from bank deposits and debt securities is accrued on a time-apportioned basis on the principal outstanding and at the rate applicable.

(iii) Income from other securities is recognised when the Group's right to receive such income is established.

(m) Employee benefits

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Contributions to defined contribution plans and Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance are recognised as an expense in the income statement as incurred.

(iii) When the Group grants employees options to acquire shares of the Company, no employee benefit cost or obligation is recognised at that time. When the options are exercised, equity is increased by the amount of the proceeds received.

1. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

(n) Operating leases

Rentals payable and receivable under operating leases are accounted for in the income statement on a straight-line basis over the periods of the respective leases.

(o) Income tax

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the income statement except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

(iv) Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities if, and only if, the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

  - the same taxable entity; or

  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

1. *SIGNIFICANT ACCOUNTING POLICIES (Continued)*

(p) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses on foreign currency translation are dealt with in the income statement. Foreign currency assets, being equity investments or other long-term non-monetary assets, the holding or the use or the subsequent disposal of which will generate receipts in a foreign currency, hedged by foreign currency borrowings, are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date.

The results of overseas subsidiaries are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

(q) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(r) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and property, plant and equipment. Segment revenue, expenses, assets and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, corporate and financing expenses and minority interests.

2. CHANGE IN ACCOUNTING POLICY

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1 January 2003, in order to comply with Statement of Standard Accounting Practice 12 (revised) issued by the Hong Kong Society of Accountants, the Group adopted a new policy for deferred tax as set out in note 1(o). As a result of the adoption of this accounting policy, the Group's profit for the year has been decreased by $356,000 (2002: increased by $6,841,000) and the net assets as at the year end have been decreased by $10,499,000 (2002: $10,143,000).

The new accounting policy has been adopted retrospectively, with the opening balance of retained profits and reserves and the comparative information adjusted for the amounts relating to prior periods as disclosed in the consolidated statement of changes in equity.

3. TURNOVER

The principal activity of the Company is investment holding. The principal activities of the Group are the design, manufacture and sale of liquid crystal displays and related products.

Turnover represents the invoiced value of goods supplied to customers by the Group less returns and discounts.

4. INCOME

	2003	2002
	$'000	*$'000*
Other revenue		
Dividend income from listed equity securities	**377**	546
Interest income from listed debt securities	**11,498**	11,856
Interest income from unlisted debt securities	**187**	360
Income from listed investment funds	**1,394**	807
Interest income from unlisted investment funds	**201**	440
Other interest income	**5,542**	6,278
Rental under operating leases	**3,174**	3,248
Other income	**4,322**	2,053
	26,695	25,588
Other net income		
Profit on disposal of fixed assets	**43**	2,106
Loss on liquidation of non-trading mutual fund	**–**	(10,471)
Realised gains on disposal of other non-trading securities	**4,884**	2,216
Realised and unrealised gains/(losses) on trading securities	**5,202**	(2,680)
Exchange gain	**14,873**	10,573
	25,002	1,744

5. PROFIT FROM ORDINARY ACTIVITIES BEFORE TAXATION

Profit from ordinary activities before taxation is arrived at after charging:

	2003	2002
	$'000	*$'000*
(a) Finance cost:		
Interest on bank advances and other borrowings repayable within five years	**1,042**	1,263
Interest on convertible notes	**1,871**	1,871
	2,913	3,134
(b) Other items:		
Cost of inventories	**879,321**	746,595
Auditors' remuneration	**1,074**	1,234
Research and development costs	**21,236**	24,518
Rental charges under operating leases	**3,220**	2,917
Exchange loss	**3,658**	3,410
Contributions to defined contribution retirement plan	**6,580**	5,879
Other retirement scheme costs	**2,136**	1,877

6. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

	2003	2002
	$'000	*$'000*
Fees	**600**	600
Salaries and allowances	**6,218**	6,105
Retirement scheme contributions	**222**	222
Discretionary and performance related bonuses	**8,400**	6,905
	15,440	13,832

Fees in respect of independent non-executive directors for the year ended 31 December 2003 amounted to $400,000 (2002: $400,000).

Certain directors were granted share options in prior years under the Company's Share Option Scheme. The details of these benefits in kind are disclosed under the paragraph "Share Option Schemes" in the Directors' Report.

6. DIRECTORS' REMUNERATION (Continued)

The Directors' remuneration fell within the following ranges:

	Number of Directors	
	2003	2002
$0 – $1,000,000	**3**	4
$3,000,001 – $3,500,000	**3**	3
$4,000,001 – $4,500,000	**1**	1

7. FIVE HIGHEST PAID INDIVIDUALS' REMUNERATION

The five highest paid individuals in the Group includes four (2002: five) Directors, whose emoluments are disclosed in note 6, and one other (2002: Nil) whose emoluments are as follows:

	2003
	$'000
Salaries and allowances	**1,094**
Retirement scheme contributions	**188**
	1,282

8. INCOME TAX IN THE CONSOLIDATED INCOME STATEMENT

(a) **Taxation in the consolidated income statement represents:**

	2003	2002
	$'000	*$'000*
		(restated)
Current tax – Provision for Hong Kong Profits Tax		
Provision for Hong Kong Profits Tax for the year	**9,239**	14,049
Over-provision in respect of prior years	**(18)**	(1,115)
	9,221	12,934
Current tax – Overseas		
Tax for the year	**4,863**	4,770
Deferred tax		
Reversal of temporary differences	**(594)**	(6,841)
Effect of increase in tax rate on deferred tax balances at 1 January	**950**	–
	356	(6,841)
	14,440	10,863

8. INCOME TAX IN THE CONSOLIDATED INCOME STATEMENT (Continued)

(a) Taxation in the consolidated income statement represents: (Continued)

In March 2003, the Hong Kong Government announced an increase in the Profits Tax rate applicable to the Group's operations in Hong Kong from 16% to 17.5%. This increase is taken into account in the preparation of the Group's 2003 financial statements. Accordingly, the provision for Hong Kong Profits Tax for 2003 is calculated at 17.5% (2002: 16%) of the estimated assessable profits for the year. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

A subsidiary has received from the Hong Kong Inland Revenue Department additional assessments relating to prior years for taxation totalling $118 million. These additional assessments relate to a dispute over the deductibility of certain sub-contracting charges for tax assessment purposes. The directors of the subsidiary consider that there are grounds to contest the additional assessments and have indicated that they will pursue this case vigorously. The subsidiary has formally objected to the additional assessments and has purchased Tax Reserve Certificates totalling $40 million pending the outcome of the objection.

(b) Reconciliation between tax expense and accounting profit at applicable tax rate:

	2003	2002
	$'000	*$'000*
Profit before tax	**182,676**	136,050
Notional tax on profit before tax calculated at the rates applicable to profits in the countries concerned	**32,502**	17,983
Tax effect of non-deductible expenses	**4,745**	9,995
Tax effect of non-taxable revenue	**(27,069)**	(19,502)
Tax effect of unused tax losses not recognised	**3,115**	5,766
Tax effect of prior year's tax losses utilised this year	**–**	(2,465)
Over-provision in prior years	**(18)**	(1,115)
Effect on opening deferred tax balances resulting from an increase in tax rate during the year	**950**	–
Others	**215**	201
Actual tax expense	**14,440**	10,863

9. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The consolidated profit attributable to shareholders includes a profit of $155,292,000 (2002: $33,345,000) which has been dealt with in the financial statements of the Company.

10. DIVIDENDS

(a) Dividends attributable to the year

	2003 $'000	2002 $'000
Interim dividend declared and paid of 7.0 cents (2002: 4.4 cents) per share	**21,525**	13,341
Special interim dividend declared and paid of 21.0 cents (2002: Nil) per share	**64,575**	–
Special dividend proposed after the balance sheet date of 6.0 cents (2002: 4.0 cents) per share	**18,622**	12,164
Final dividend proposed after the balance sheet date of 22.0 cents (2002: 18.0 cents) per share	**68,281**	54,736
	173,003	80,241

The dividends attributable to the years ended 31 December 2002 and 2003 are scrip dividends with a cash option.

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved and paid during the year

	2003 $'000	2002 $'000
Special dividend in respect of the previous financial year, approved and paid during the year, of 4.0 cents (2002: 4.0 cents) per share	**12,164**	12,106
Final dividend in respect of the previous financial year, approved and paid during the year, of 18.0 cents (2002: 2.5 cents) per share	**54,736**	7,567
	66,900	19,673

11. EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of $151,241,000 (2002 (restated): $118,219,000) and on the weighted average of 306,195,391 shares (2002: 302,943,079 shares) in issue during the year.

(b) Diluted earnings per share

The calculation of diluted earnings per share is based on the adjusted profit attributable to shareholders of $151,241,000 (2002 (restated): $118,219,000) and the weighted average number of shares of 307,636,259 shares (2002: 303,321,313 shares) after adjusting for the effects of all dilutive potential shares.

11. EARNINGS PER SHARE (continued)

(c) Reconciliation

	2003 Number of shares	2002 Number of shares
Weighted average number of shares used in calculating basic earnings per share	**306,195,391**	302,943,079
Deemed issue of shares for no consideration arising from share options	**1,440,868**	378,234
Weighted average number of shares used in calculating diluted earnings per share	**307,636,259**	303,321,313

12. FIXED ASSETS

The Group

	Land and buildings $'000	**Plant, machinery, tools and equipment** $'000	**Others** $'000	**Total** $'000
Cost:				
At 1 January 2003	308,850	451,985	181,611	942,446
Exchange adjustment	191	451	278	920
Additions	14,878	64,719	19,250	98,847
Disposals	–	(2,780)	(544)	(3,324)
At 31 December 2003	**323,919**	**514,375**	**200,595**	**1,038,889**
Aggregate depreciation:				
At 1 January 2003	49,877	354,530	139,959	544,366
Exchange adjustment	69	312	175	556
Charge for the year	6,838	53,496	21,352	81,686
Written back on disposals	–	(1,888)	(493)	(2,381)
At 31 December 2003	**56,784**	**406,450**	**160,993**	**624,227**
Net book value:				
At 31 December 2003	**267,135**	**107,925**	**39,602**	**414,662**
At 31 December 2002	258,973	97,455	41,652	398,080

Other fixed assets comprise mainly leasehold improvements, furniture, fixtures, office equipment and motor vehicles.

12. FIXED ASSETS (Continued)

The analysis of the net book value of properties is as follows:

	2003 $'000	2002 $'000
In Hong Kong		
– under medium term leases	145,447	149,959
Outside Hong Kong		
– freehold	543	556
– under long term leases	52,615	53,236
– under medium term leases	58,187	44,579
– no specified lease term	10,343	10,643
	121,688	109,014
	267,135	258,973

The gross amount of fixed assets of the Group held for use in operating leases was $31,584,000 (2002: $31,418,000), the related accumulated depreciation was $8,055,000 (2002: $7,561,000) at 31 December 2003 and the depreciation charge for the year was $494,000 (2002: $492,000).

13. INTANGIBLE ASSETS

	Patent rights $'000
Cost:	
At 1 January 2003	–
Addition	30,845
At 31 December 2003	**30,845**
Accumulated amortisation:	
At 1 January 2003	–
Charge for the year	(2,173)
At 31 December 2003	**(2,173)**
Net book value:	
At 31 December 2003	**28,672**
At 31 December 2002	–

The amortisation charge for the year is included in "other operating expenses" in the consolidated income statement.

14. GOODWILL

	$'000
Cost:	
At 1 January 2003 and 31 December 2003	33,640
Accumulated amortisation:	
At 1 January 2003	(1,936)
Amortisation for the year	(1,682)
At 31 December 2003	**(3,618)**
Carrying amount:	
At 31 December 2003	**30,022**
At 31 December 2002	31,704

The amortisation for the year is included in "other operating expenses" in the consolidated income statement.

15. INTEREST IN SUBSIDIARIES

(a) The Company

	2003	2002
	$'000	*$'000*
Unlisted shares, at cost	**101,453**	101,453
Amounts due from subsidiaries	**809,898**	768,669
	911,351	870,122

All of the these are controlled subsidiaries as defined under note 1(c) and have been consolidated into the Group's financial statements.

(Expressed in Hong Kong dollars)

15. INTEREST IN SUBSIDIARIES (Continued)

(a) The Company (Continued)

Details of these subsidiaries are as follows:

Name of company	Place of incorporation/ operation	Particulars of issued/ registered capital	Percentage of equity held by Company	Percentage of equity held by Subsidiaries	Principal activities
Varitronix (B.V.I.) Limited	British Virgin Islands/ Hong Kong	18,480 ordinary shares of US$1 each	100%	–	Investment holding
Varintelligent (BVI) Limited	British Virgin Islands/ Hong Kong	1 ordinary share of US$1 each	100%	–	Holding and licensing of trademarks
Vogue Industries Limited	British Virgin Islands/ Hong Kong	100 ordinary shares of US$1 each	100%	–	Investment holding
Varitronix Limited	Hong Kong	2 ordinary shares of $1,000 each 1,848 non-voting deferred ordinary shares of $1,000 each	–	100%	Design, manufacture and sale of liquid crystal displays and related products
Varitronix (Malaysia) Sdn. Bhd.	Malaysia	38,000,000 Ordinary shares of Myr$1 each	–	100%	Design, manufacture and sale of liquid crystal displays and related products
#* Varitronix (Heyuan) Co. Ltd.	The People's Republic of China	Rmb56,096,000	–	80%	Manufacture of liquid crystal displays and related products
# * Varitronix (Heyuan) Display Technology Limited	The People's Republic of China	Rmb110,000,823	–	80%	Manufacture of liquid crystal displays and related products
* Varitronix Manufacturing (BVI) Limited	British Virgin Islands/The People's Republic of China	100 ordinary shares of US$1 each	–	100%	Subcontract and operate production plant in the People's Republic of China
# * Varitronix Pengyuan Limited	The People's Republic of China	Rmb8,000,000	–	51%	Liquid crystal displays business

(Expressed in Hong Kong dollars)

15. INTEREST IN SUBSIDIARIES *(Continued)*

(a) The Company *(Continued)*

	Name of company	Place of incorporation/ operation	Particulars of issued/ registered capital	Percentage of equity held by Company	Percentage of equity held by Subsidiaries	Principal activities
*	Varitronix (Singapore) Pte Ltd.	Singapore	200,000 ordinary shares of SGD 1 each	–	100%	Research development centre
*	Varitronix (U.K.) Limited	United Kingdom	100 ordinary shares of £10 each	–	100%	Marketing and sales consultants
*	VL Electronics, Inc.	United States	5,000 common stock of US$10 each	–	100%	Marketing and sales consultants
*	Varitronix (Canada) Limited	Canada	100 ordinary shares of C$1 each	–	100%	Marketing and sales consultants
*	Varitronix Italia, s.r.l.	Italy	25,000 ordinary shares of €0.52 each	–	100%	Marketing and sales consultants
*	Varitronix GmbH	Germany	100,000 shares of €0.51 each	–	60%	Marketing and sales consultants
	Varitronix (France) SAS	France	2,500 ordinary shares of €15.25 each	–	100%	Marketing and sales consultants
	Link Score Investment Limited	Hong Kong	100 ordinary shares of $1 each	–	100%	Property investment and investment holding
	Polysources Properties Limited	Hong Kong	2 ordinary shares of $100 each 154 non-voting deferred ordinary shares of $100 each	–	100%	Property investment
*	Starel Trading Limited	Republic of Cyprus/United Kingdom	1,000 shares of Cyprus £1 each	–	100%	Property investment

(Expressed in Hong Kong dollars)

15. INTEREST IN SUBSIDIARIES (Continued)

(a) The Company (Continued)

	Name of company	Place of incorporation/ operation	Particulars of issued/ registered capital	Percentage of equity held by Company	Percentage of equity held by Subsidiaries	Principal activities
*	Quest Industries Limited	British Virgin Islands/The People's Republic of China	100 ordinary shares of US$1 each	–	100%	Property investment
	Cadac Electronic (M) Sdn. Bhd.	Malaysia	276,002 ordinary shares of Myr$1 each	–	100%	Property investment
	Varitronix Finance Limited	British Virgin Islands/ Hong Kong	100 ordinary shares of US$1 each	–	100%	Provision of financial co-ordination services for group companies and holding of trading securities
	Varitronix Agencies Limited	British Virgin Islands/ Hong Kong	50,000 shares of US$1 each	–	100%	Investment holding
	Varitronix Investment Limited	British Virgin Islands/ Hong Kong	5,000 ordinary shares of US$1 each	–	100%	Investment holding
*	Varitronix Marketing Limited	British Virgin Islands/ United Kingdom	1,000 shares of US$1 each	–	100%	Investment holding
*	Mcalpine Management Limited	British Virgin Islands/ United Kingdom	1,000 shares of US$1 each	–	100%	Investment holding
*	Varitronix Marketing (China) Limited	British Virgin Island/ The People's Republic of China	1 share of US$1	–	100%	Investment holding
*	Varitronix (Shenzhen) Limited	British Virgin Island/ The People's Republic of China	1 share of US$1	–	100%	Investment holding
	Varitronix Optech Limited	Hong Kong	100,000 ordinary shares of $1 each	–	100%	Dormant

15. INTEREST IN SUBSIDIARIES (Continued)

(a) The Company (Continued)

* Companies not audited by KPMG. The financial statements of the subsidiaries not audited by KPMG reflect total assets and total turnover constituting approximately 22% (2002: 17%) and 32% (2002: 26%) respectively of the related consolidated totals.

# Name of company	Type of legal entity
Varitronix (Heyuan) Co. Ltd.	Sino-foreign co-operative joint venture
Varitronix Pengyuan Limited	Sino-foreign equity joint venture
Varitronix (Heyuan) Display Technology Limited	Sino-foreign co-operative joint venture

16. INTEREST IN ASSOCIATE

	The Group	
	2003	2002
	$'000	*$'000*
Share of net assets	**4,490**	16,197
Amount due from associate	**799**	57
	5,289	16,254

Name of company	Country of incorporation and operation	Particulars of issued and paid up capital	Percentage of equity held by subsidiary	Principal activities
Varitronix EC (Malaysia) Sdn. Bhd.	Malaysia	11,324,250 class 'B' ordinary shares of Myr$1 each	100% of class 'B' ordinary shares	Design, manufacture and sale of electrochromic mirror systems

The Group has an interest in 50% of the equity of Varitronix EC (Malaysia) Sdn. Bhd.

17. NON-TRADING SECURITIES

	The Group	
	2003	2002
	$'000	*$'000*
Debt securities		
Listed		
– in Hong Kong	**–**	26,343
– outside Hong Kong	**138,976**	147,777
	138,976	174,120
Unlisted	**3,306**	31,223
	142,282	205,343
Equity securities		
Listed in Hong Kong	**3,957**	3,373
Unlisted	**7,751**	8,526
Investment funds listed outside Hong Kong	**4,259**	4,324
Unlisted investment funds	**13,361**	5,199
	29,328	21,422
Total	**171,610**	226,765

18. TRADING SECURITIES

	The Group	
	2003	2002
	$'000	*$'000*
Debt securities		
Listed outside Hong Kong	**36,322**	58,034
Equity securities		
Listed		
– in Hong Kong	**3,659**	2,747
– outside Hong Kong	**33,701**	16,182
	37,360	18,929
Unlisted investment funds	**24,958**	7,599
	62,318	26,528
Total	**98,640**	84,562

19. INVENTORIES

	The Group	
	2003	2002
	$'000	*$'000*
Raw materials	**141,780**	91,845
Work in progress	**38,177**	46,898
Finished goods	**57,282**	59,331
	237,239	198,074

Raw materials and work in progress are stated after deducting a general provision. Included in finished goods are inventories of $3,567,000 (2002: $2,444,000) stated at estimated net realisable value.

20. TRADE AND OTHER RECEIVABLES

Included in trade and other receivables are trade debtors and bills receivable (net of specific provisions for bad and doubtful debts) with the following ageing analysis:

	The Group	
	2003	2002
	$'000	*$'000*
Within 60 days of the invoice issue date	**161,410**	139,769
61 to 90 days after the invoice issue date	**60,927**	44,985
91 to 120 days after the invoice issue date	**11,715**	16,900
More than 120 days but less than 12 months after the invoice issue date	**15,311**	35,183
	249,363	236,837

Debts are due within 90 days from the date of the invoice.

21. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2003	2002	**2003**	2002
	$'000	*$'000*	***$'000***	*$'000*
Deposits with banks and other financial institutions	**495,574**	402,055	–	–
Cash at bank and in hand	**53,585**	64,018	**704**	596
Cash and cash equivalents in the balance sheet	**549,159**	466,073	**704**	596
Bank overdrafts	**(14,275)**	(5,198)		
Cash and cash equivalents in the cash flow statement	**534,884**	460,875		

22. *BANK LOANS AND OVERDRAFTS*

Unsecured, interest-bearing bank loans and overdrafts are repayable as follows:

	The Group	
	2003	2002
	$'000	*$'000*
Within 1 year or on demand	**86,298**	61,706

23. *TRADE AND OTHER PAYABLES*

Included in trade and other payables and bills payable are trade creditors and bills payable with the following ageing analysis:

	The Group	
	2003	2002
	$'000	*$'000*
Within 60 days of supplier invoice date	**121,423**	75,951
61 to 120 days after supplier invoice date	**15,498**	15,715
More than 120 days but within 12 months after supplier invoice date	**3,880**	3,098
	140,801	94,764

24. *CONVERTIBLE NOTES*

	Principal amount and carrying value
	$'000
2002	
Balance at 1 January and 31 December 2002	31,200
2003	
Balance at 1 January and 31 December 2003	31,200

The notes in issue at 31 December 2003 may be converted up to 26 September 2010 at the option of the noteholders into shares of the Company at a conversion price, subject to adjustment in certain circumstances, of $13.81 per share. The notes bear interest at 6 per cent per annum until conversion of any portion of the notes, and thereafter at 2 per cent per annum. In event of conversion, the noteholders are required to return to the Group the amount of interest in excess of the rate of 2 percent per annum previously received.

25. INCOME TAX IN THE BALANCE SHEET

(a) Current taxation in the balance sheet represents:

	The Group		The Company	
	2003	2002	**2003**	2002
	$'000	*$'000*	***$'000***	*$'000*
Provision for Hong Kong Profits Tax for the year	**9,239**	14,049	–	–
Provisional Profits Tax paid	**(324)**	(1,145)	–	–
Balance of Profits Tax provision relating to prior years	**(13,510)**	7,607	–	42
Overseas tax	**74**	834	–	–
	(4,521)	21,345	–	42
Tax recoverable	**(6,006)**	–	–	–
Tax payable	**1,485**	21,345	–	42
	(4,521)	21,345	–	42

(b) Deferred tax liabilities recognised:

The components of deferred tax liabilities recognised in the balance sheet and the movements during the year are as follows:

	Depreciation allowances in excess of depreciation	**Tax allowances for intangible assets in excess of amortisation**	**Provisions**	**Total**
	$'000	*$'000*	*$'000*	*$'000*
At 1 January 2002				
– as previously reported	–	–	–	–
– prior period adjustments	18,659	193	(1,868)	16,984
– as restated	18,659	193	(1,868)	16,984
Credit to income statement	(5,495)	(26)	(1,320)	(6,841)
At 31 December 2002 (restated)	13,164	167	(3,188)	10,143
At 1 January 2003				
– as previously reported	–	–	–	–
– prior period adjustments	13,164	167	(3,188)	10,143
– as restated	13,164	167	(3,188)	10,143
Charge/(credit) to income statement	(4,498)	4,850	4	356
At 31 December 2003	**8,666**	**5,017**	**(3,184)**	**10,499**

26. SHARE CAPITAL

	2003		2002	
	No. of shares	**Amount**	No. of shares	Amount
	'000	**$'000**	'000	$'000
Authorised:				
Ordinary shares of $0.25 each	**400,000**	**100,000**	400,000	100,000
Issued and fully paid:				
At 1 January	**304,091**	**76,023**	302,477	75,619
Shares issued under share option scheme	**769**	**192**	233	59
Allotment of shares from scrip dividends	**5,435**	**1,359**	1,381	345
At 31 December	**310,295**	**77,574**	304,091	76,023

Share Option Schemes

The Company had a Share Option Scheme for the employees of the Group which was adopted on 6 June 1991, subsequently amended on 8 June 1999 and expired on 5 June 2001. The options under the first Share Option Scheme are exercisable for a period of ten years following the date of grant. A second Share Option Scheme of the Company for the employees of the Group was adopted on 22 June 2001 and terminated on 12 May 2003. The options under the second Share Option Scheme are exercisable for a period of ten years following the date of grant.

A third Share Option Scheme of the Company was adopted on 12 May 2003 as an incentive to the Group's employees and business associates. The directors of the Company are authorised, at their discretion, to invite any employee, director, including executive and non-executive directors, or business associate of any company in the Group, to take up options to subscribe for shares at a price determined by the board and notified to each grantee and which will not be less than the closing price of the shares on the Stock Exchange on the date of offer of the option granted to such grantee or the average of the closing prices of the shares on the Stock Exchange on the five trading days immediately preceding the date of offer of the option granted to such grantee or the nominal value of the shares, whichever is higher.

The maximum number of shares in respect of which options may be granted under the third Share Option Scheme and any other Share Option Schemes of the Company may not exceed 10 percent of the issued share capital of the Company at the date of approval of the third Share Option Scheme. The options under the third Share Option Scheme are exercisable for a period of ten years from the date of grant.

(Expressed in Hong Kong dollars)

26. SHARE CAPITAL (Continued)

(i) **Movements in share options**

	2003 Number	2002 Number
At 1 January	**6,657,750**	3,792,250
Issued	**532,500**	4,724,500
Exercised	**(769,000)**	(232,500)
Lapsed	**–**	(1,496,500)
Cancelled	**(27,500)**	(130,000)
At 31 December	**6,393,750**	6,657,750

(ii) **Terms of unexpired and unexercised share options at balance sheet date**

Date granted	Exercise period	Exercise price	2003 Number	2002 Number
9 June 1999	9 July 1999 to 8 July 2009	$10.90	**592,250**	596,750
1 June 2000	1 July 2000 to 30 June 2010	$11.30	**712,000**	733,000
30 August 2001	30 August 2001 to 29 August 2011	$3.06	**283,500**	616,500
13 September 2002	13 September 2002 to 12 September 2012	$3.905	**280,500**	711,500
30 October 2002	31 October 2002 to 30 October 2012	$4.605	**4,000,000**	4,000,000
6 October 2003	6 October 2003 to 5 October 2013	$7.35	**525,500**	–
			6,393,750	6,657,750

At 31 December 2003 all share options were held by employees of the Group and were fully vested.

(Expressed in Hong Kong dollars)

26. SHARE CAPITAL *(Continued)*

(iii) Share options granted

Exercise period	Exercise price	2003 Number	2002 Number
13 September 2002 to 12 September 2012	$3.905	–	724,500
31 October 2002 to 30 October 2012	$4.605	–	4,000,000
6 October 2003 to 5 October 2013	$7.35	**532,500**	–
		532,500	4,724,500

The consideration paid by each employee for the options granted was $1.

(iv) Share options exercised

Exercise date	Exercise price	Market value per share at exercise date	Number	Proceeds received HK$
2003				
19 May – 17 December	$3.06	$5.20 – $8.80	333,000	1,018,980
16 April – 30 December	$3.905	$4.65 – $8.80	429,000	1,675,245
3 November – 17 November	$7.35	$8.25 – $8.80	7,000	51,450
			769,000	2,745,675
2002				
7 January – 26 November	$3.06	$3.90 – $6.95	226,500	693,090
26 November	$3.905	$4.65	6,000	23,430
			232,500	716,520

27. RESERVES

(a) The Group

	Share premium	Exchange fluctuation reserve	Investment revaluation reserve	Other reserves (note)	Retained profits	Total
	$'000	$'000	$'000	$'000	$'000	$'000
2002						
At 1 January 2002						
– as previously reported	573,073	(25,042)	(15,741)	455	686,843	1,219,588
– prior period adjustments in respect of:						
– employee benefits	–	–	–	–	(6,421)	(6,421)
– deferred taxation (note 2)	–	–	–	–	(16,984)	(16,984)
– as restated	573,073	(25,042)	(15,741)	455	663,438	1,196,183
Special and final dividends approved in respect of the previous year	–	–	–	–	(19,673)	(19,673)
Share premium arising from issue of shares	6,099	–	–	–	–	6,099
Revaluation surplus	–	–	14,090	–	–	14,090
Revaluation deficit transferred to the income statement on disposal/liquidation of securities	–	–	8,255	–	–	8,255
Profit for the year (restated)	–	–	–	–	118,219	118,219
Interim dividends declared in respect of the current year	–	–	–	–	(13,341)	(13,341)
Transfer to other reserves	–	–	–	849	(849)	–
Exchange differences	–	3,847	–	–	–	3,847
At 31 December 2002	579,172	(21,195)	6,604	1,304	747,794	1,313,679

27. RESERVES *(Continued)*

(a) The Group *(Continued)*

	Share premium	Exchange fluctuation reserve	Investment revaluation reserve	Other reserves *(note)*	Retained profits	Total
	$'000	$'000	$'000	$'000	$'000	$'000
2003						
At 1 January 2003						
– as previously reported	579,172	(21,195)	6,604	1,304	757,937	1,323,822
– prior period adjustment in respect of deferred taxation *(note 2)*	–	–	–	–	(10,143)	(10,143)
– as restated	579,172	(21,195)	6,604	1,304	747,794	1,313,679
Special and final dividends approved in respect of the previous year	–	–	–	–	(66,900)	(66,900)
Share premium arising from issue of shares	37,114	–	–	–	–	37,114
Revaluation surplus	–	–	772	–	–	772
Revaluation surplus transferred to the income statement on disposal of securities	–	–	(4,884)	–	–	(4,884)
Profit for the year	–	–	–	–	151,241	151,241
Interim and special interim dividends declared in respect of the current year	–	–	–	–	(86,100)	(86,100)
Transfer to other reserves	–	–	–	629	(629)	–
Exchange differences	–	4,722	–	–	–	4,722
At 31 December 2003	**616,286**	**(16,473)**	**2,492**	**1,933**	**745,406**	**1,349,644**

Profits are retained as follows:

	2003	2002 (restated)
By the Company and its subsidiaries	**760,025**	750,707
By associate	**(14,619)**	(2,913)
	745,406	747,794

Note: Other reserves comprise statutory reserves required in respect of the PRC incorporated subsidiaries.

27. *RESERVES (Continued)*

(b) The Company

	Share premium (note a) $'000	Contributed surplus (note b) $'000	Retained profit $'000	Total $'000
At 1 January 2002	573,073	51,636	154,747	779,456
Special and final dividends approved in respect of the previous year	–	–	(19,673)	(19,673)
Shares premium arising from issue of shares	6,099	–	–	6,099
Profit for the year	–	–	33,345	33,345
Interim dividends declared in respect of the current year	–	–	(13,341)	(13,341)
At 31 December 2002	579,172	51,636	155,078	785,886
At 1 January 2003	579,172	51,636	155,078	785,886
Special and final dividends approved in respect of the previous year	–	–	(66,900)	(66,900)
Shares premium arising from issue of shares	37,114	–	–	37,114
Profit for the year	–	–	155,292	155,292
Interim and special interim dividends declared in respect of the current year	–	–	(86,100)	(86,100)
At 31 December 2003	**616,286**	**51,636**	**157,370**	**825,292**

Notes:

(a) Under the Bye-laws of the Company, share premium is not distributable.

(b) The excess value of the shares of the subsidiaries acquired pursuant to the Group reorganisation scheme in 1991 over the nominal value of the new shares of the company issued in exchange is credited to the contributed surplus account. Under the Companies Act 1981 of Bermuda (as amended) and the Bye-laws of the company, the contributed surplus is distributable to shareholders. However, the directors have no current intention to distribute this surplus.

(c) The distributable reserves at 31 December 2003 amounted to $209,006,000 (2002: $206,714,000).

28. SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segment

As all of the Group's turnover and profits were derived from the design, manufacture and sale of liquid crystal displays and related products, accordingly no separate business segment analysis is presented for the Group.

Geographical segments

In presenting information on the basis of geographical segments, segment revenue is based on the geographical locations of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	Hong Kong and PRC		Rest of Asia		Europe		North America		Others	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
	$'000	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*	***$'000***	*$'000*
Revenue from external customers	**421,431**	282,684	**163,154**	113,201	**583,784**	548,795	**94,072**	122,470	**12,347**	18,408
Segment assets	**1,549,279**	1,394,855	**136,194**	152,687	**75,150**	86,056	**29,633**	24,669		
Capital expenditure incurred during the year	**113,352**	87,511	**14,978**	9,941	**1,316**	1,667	**46**	26		

Revenue from external customers located in Europe is analysed as follows:

	2003	2002
	$'000	*$'000*
France	**120,521**	151,288
United Kingdom	**95,934**	104,754
Germany	**126,545**	94,290
Other European countries	**240,784**	198,463
	583,784	548,795

There is no major disparity in the ratios between turnover and profit in relation to the above geographical locations, hence no analysis is given of the profit contributions from the above geographical locations.

29. CAPITAL AND OTHER COMMITMENTS

(a) Capital commitments outstanding at 31 December 2003 not provided for in the financial statements were as follows:

	The Group	
	2003	2002
	$'000	*$'000*
Contracted for	**15,117**	29,022

(b) At 31 December 2003, the total future minimum lease payments under non-cancellable operating leases for properties are payable as follows:

	2003	2002
	$'000	*$'000*
Within 1 year	**1,470**	1,144
After 1 year but within 5 years	**1,167**	–
	2,637	1,144

30. CONTINGENT LIABILITIES

At 31 December 2003, the Company had contingent liabilities for guarantees given to banks in respect of banking facilities granted to certain subsidiaries, which were utilised to the extent of $72,023,000 (2002: $57,086,000).

31. POST BALANCE SHEET EVENTS

(i) In March 2004, a wholly-owned subsidiary of the Company entered into a non-legally binding memorandum of understanding to sell the Group's interest in Varitronix (Malaysia) Sdn. Bhd. in exchange for new shares to be issued by the purchaser. The merger proposals are subject to a number of conditions precedent including satisfactory legal and accounting due diligence and the listing of the shares in the purchaser on the Malaysian Exchange for Securities and Automatic Quotation. As no definitive agreement in respect of the merger has been signed, the Directors are unable to quantify the financial effect of these proposals.

(ii) In March 2004, a wholly-owned subsidiary of the Company entered into an agreement to dispose of the Group's interest in its associate. The Directors expect to at least recover the carrying value of the investment.

32. MATERIAL RELATED PARTY TRANSACTIONS

There were no material related party transactions during the year (2002: Nil).

33. COMPARATIVE FIGURES

Certain comparative figures have been adjusted as a result of the change in accounting policy for deferred taxation, details of which are set out in note 2.

Five Year Summary

(Expressed in Hong Kong dollars)

	Year ended 31 December				
	1999	2000	2001	2002 (restated)	**2003**
	$'000	*$'000*	*$'000*	*$'000*	***$'000***
Results:					
Turnover	846,138	1,254,629	1,042,004	1,085,558	**1,274,788**
Profit from operations *(note)*	299,482	215,886	43,393	140,838	**197,295**
Finance cost	(1,221)	(1,382)	(2,901)	(3,134)	**(2,913)**
Share of profit/(losses) of associate	(12,956)	1,871	5,735	(1,654)	**(11,706)**
Profit from ordinary activities before taxation	285,305	216,375	46,227	136,050	**182,676**
Income tax	(26,003)	(9,887)	(13,749)	(10,863)	**(14,440)**
Minority interests	(3,086)	(6,145)	10,803	(6,968)	**(16,995)**
Profit attributable to shareholders	256,216	200,343	43,281	118,219	**151,241**
Assets and liabilities:					
Fixed assets	334,498	385,288	393,658	398,080	**414,662**
Intangible assets	–	–	–	–	**28,672**
Goodwill	–	–	33,386	31,704	**30,022**
Interest in associate	20,465	21,241	19,276	16,254	**5,289**
Non-trading securities	288,798	250,486	227,861	226,765	**171,610**
Net current assets	832,435	696,350	689,394	786,624	**862,099**
Total assets less current liabilities	1,476,196	1,353,365	1,363,575	1,459,427	**1,512,354**
Convertible notes	–	(31,200)	(31,200)	(31,200)	**(31,200)**
Deferred taxation	–	–	–	(10,143)	**(10,499)**
Other non-current liabilities	–	–	(21,324)	–	**–**
Minority interests	(29,556)	(27,349)	(22,265)	(28,382)	**(43,437)**
Net assets	1,446,640	1,294,816	1,288,786	1,389,702	**1,427,218**

Notes:

(1) In order to comply with Hong Kong Statement of Standard Accounting Practice No. 12 "Income taxes", the Group adopted a new accounting policy for income taxes in 2003. Figures for the year 2002 have been adjusted and it is not practicable to restate earlier years for comparison purposes.

(2) In order to comply with Hong Kong Statement of Standard Accounting Practice No. 34 "Employee benefits", the Group adopted a new accounting policy for long service payments in 2002. Figures for the year 2001 have been adjusted and it is not practicable to restate earlier years for comparison purposes.

	Location	Existing use	Percentage holding
1.	Tseung Kwan O Town Lot No. 39 Kowloon.	Industrial	100%
2.	4th Floor and the attached flat roofs, Liven House, Nos. 61-63 King Yip Street, Kwun Tong, Kowloon.	Warehouse	100%
3.	6th Floor & 9th Floor, Liven House, Nos. 61-63 King Yip Street, Kwun Tong, Kowloon.	Warehouse	100%
4.	10th Floor & 11th Floor, Liven House, Nos. 61-63 King Yip Street, Kwun Tong, Kowloon.	Warehouse	100%
5.	Flat F & G, 22nd Floor, Tower 1, Yue Man Centre, Nos. 300 and 302 Ngau Tau Kok Road, Kwun Tong, Kowloon.	Staff quarters	100%
6.	Flat B, 13th Floor, Tower 1, Yue Man Centre, Nos. 300 and 302 Ngau Tau Kok Road, Kwun Tong, Kowloon.	Staff quarters	100%
7.	Rooms 1003 and 1004, 10th Floor, Tower B Hunghom Commercial Centre No. 37 Ma Tau Wai Road, Kowloon	Leased	100%
8.	Plot 40, Phase 4, Bayan Lepas Free Trade Zone, 11900 Bayan Lepas, Penang, Malaysia.	Industrial	100%

	Location	Existing use	Percentage holding
9.	Plot 3, Phase 4, Bayan Lepas Free Trade Zone, 11900 Bayan Lepas, Penang, Malaysia.	Industrial	100%
10.	Sri Penang 6-2, Lega Road, Penang, Malaysia.	Staff quarters	100%
11.	Dongpu Town, Yuancheng District, Heyuan City, Guangdong, The People's Republic of China.	Industrial	80%
12.	Tangliaoxiacun, Xintang, Administrative Region, Dongpu Town, Yuancheng District, Heyuan City, Guangdong, The People's Republic of China.	Industrial	100%
13.	128 Heyuan Road, Yuancheng District Heyuan City, Guangdong, The People's Republic of China	Industrial	80%
14.	Flat C601-604, 6th Floor, Block 10, Nam Wai Centre, Buket, Baoan County, Guangdong Province, The People's Republic of China.	Staff quarters	100%
15.	Unit 3 Milbanke Court, Milbanke Way, Bracknell, Berkshire, United Kingdom.	Office	100%

Note: The above properties are either freehold, held on long or medium term leases or have no specified lease term.

03


OLED Display
VL OLED
DEMO





精 電 國 際 有 限 公 司

目錄

董事會
張樹成博士（主席）
甄仕坤博士
鍾信明
郭兆坤
李冠南*
高錕教授**
呂志成**

* 非執行董事
** 獨立非執行董事

秘書
羅志力

律師
胡關李羅律師行

核數師
畢馬威會計師事務所

銀行
滙豐私人銀行（瑞士）有限公司
花旗銀行
渣打銀行
上海商業銀行

註冊辦事處
Clarendon House
Church Street
Hamilton HM11
Bermuda

總辦事處及主要營業地點
香港
將軍澳
將軍澳工業村
駿昌街22號

主要股份登記處
Butterfield Corporate Services Limited
Rosebank Centre
14 Bermudiana Road
Hamilton
Bermuda

香港股份登記分處
香港中央證券登記有限公司
香港
皇后大道東183號
合和中心19樓

美國預託證券機構
The Bank of New York
American Depositary Receipts
101 Barclay Street, 22W
New York, NY 10286
USA

網址
http://www.varitronix.com

產品銷售地點



2003
2002

	2003	2002
○ 香港及中國	**33.1%**	26.0%
亞洲其他地區	**12.8%**	10.4%
○ 北美洲	**7.4%**	11.3%
● 英國	**7.5%**	9.6%
● 德國	**9.9%**	8.7%
● 法國	**9.5%**	14.0%
● 其他歐洲國家	**18.9%**	18.3%
○ 其他	**0.9%**	1.7%
總數	**100%**	100%

營業額／除稅後溢利



港幣（百萬元）
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
846
259
1,254
206
1,042
32
1,086
125
1,275
168
1999
2000
2001
2002
2003
營業額
除稅後溢利

股價走勢（一九九一年七月一日至二零零四年三月三十一日）



港元
25
20
15
10
5
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
高位 - 低位
25天線
200天線

業務回顧

營運回顧

隨著集團慶祝二十五周年，二零零三年對精電乃意義重大的一年。同時，加上在業務及研發能力上繼續邁步向前，去年亦是集團豐收的一年。

於回顧年內，總營業錄得1,275,000,000港元，較二零零二年上升17%。此增長主要源於我們電訊及汽車產品銷售理想。本人亦欣然宣佈縱然在市場競爭激烈及零件供應短缺的情況下，股東應佔溢利仍增加28%，達151,000,000港元，每股基本盈利上升至49港仙。

在回顧年內，盈利跟隨著營業額而增長。盈利水平得以保持，有賴於集團實施由採購、生產至物流的嚴謹成本控制，致令物料消耗維持在合理水平。

本集團繼續貫徹既訂的策略，致力於市場及產品方面取得平衡，此乃維持業務穩定性的重要元素。歐洲仍為我們的最大比重，佔總營業額約46%。亞洲整體市場之貢獻亦顯著上升，這都是實施以上策略帶來的成果。於回顧年內，香港及中國市場佔總營業額的33%，主要受惠於中國市場電訊產品的強勁銷售，以及集團的一些歐洲及北美洲客戶將生產線遷移至中國所致。至於亞洲其他地區，受下半年度韓國客戶的訂單帶動，亞洲其他地區的總營業額貢獻增加至13%，而北美洲的市場則佔餘下的7%。

我們的中國客戶對單色手機顯示屏的需求維持穩定，而彩色STN及TFT產品的訂單增長步伐於下半年上升。在這方面，我們與一家中國主要手機設計公司的穩建關係，以及我們的合資伙伴清華大學企業集團的協助亦是關鍵的因素。中國電訊市場的蓬勃發展亦助長此增長。工業及汽車產品持續成為本集團業務的重要支柱。此外，來自本集團的美國汽車產品訂單於去年底開始亦逐漸增加。

本集團於回顧年的年底之貨存水平反映訂單的增長及原料供應狀況，其中後者於下半年開始出現輕微緊張的情況。然而，預期供應狀況將保持穩定，而本集團亦將繼續對市場狀況保持警覺，並實行靈活的貨存政策。

我們於河源的新廠房於回顧年的下半年開始投產。新廠房設有最精密的生產設備，包括一條新的自動生產線。此新廠房預期將透過改善生產程序，進一步提升營運效率及成本競爭力。

技術方面，集團成功達至既訂的目標。我們將繼續致力裝備，以配合產品商業化。除了與杜邦顯示器結盟外，我們亦與柯達公司在回顧年內簽定在有機發光二極管顯示屏方面的專利協議。除完成發展雙穩態膽液晶顯示器外，本人欣然宣佈我們成功於去年推出「零電源」顯示屏的樣本。結合此用途廣泛之技術的商業生產已開始，預期將會於今年稍後付運。於回顧年內，微型顯示屏的發展進度亦取得滿意成果，進一步推進此重要技術的發展。

雖然於回顧年內河源新廠房的資本性投資需求持續，但集團的營運資金流非常充裕，令財務狀況繼續維持穩健。

展望

踏入二零零四年，管理層對業務保持樂觀。歐洲及北美洲的經濟復甦將有助推動業務增長，特別是在汽車及工業產品方面。與此同時，預期亞洲，尤其中國及韓國市場將會是我們增長的主要一部份。





中國電訊產品市場的訂單持續樂觀，配合其發展迅速的手機市場，此項業務將繼續成為今年重要增長動力。彩色手機顯示屏的趨勢不斷上升，預料彩色STN及TFT的訂單將持續增長。我們亦將致力加強於現為亞洲電子手提產品主要產地之一的韓國的市場佔有率。




STOP

鑒於研發是推動未來增長之重要資產，我們將集中於研發項目。我們將特別專注發展彩色Zenithal雙穩態顯示屏、微型顯示屏及全彩色有機發光二極管顯示屏，令我們達到擁有不同特性的多元化解決方案的宗旨。

為配合發展高質素液晶體顯示屏的策略，我們已於回顧年度完結後開始採取一系列重組於馬來西亞業務的行動。這包括可能合併Varitronix (Malaysia) Sdn. Bhd.及 Crystal Clear Technology Sdn. Bhd.以將有效提高兩家公司的營運效率、盈利能力及規模經濟效益。計劃中亦包括將合併後之新公司於馬來西亞創業版上市。與此同時，我們亦已轉讓電絡鏡片系統業務，以專注發展核心業務，致力提供高質素液晶體顯示展產品的解決方案。此兩項行動是為提升本集團的整體表現構思，同時令我們更有效地運用資源。

根據現時的訂單狀況及撇除不可預料的情況，我們對來年充滿信心，並將繼續於二零零四年爭取令人鼓舞的表現。

最後，我謹代表董事局向在過去一年不斷努力和作出貢獻的同事致謝。同時，亦感謝客戶、供應商及股東對我們的支持。

張樹成博士
主席

香港，二零零四年四月十九日

本集團的表現在主席報告中有詳細分析。此部份旨在提供在主席報告中沒有提及的資料。

現金流量

儘管本集團在二零零三年繳付了與二零零二年金額相約之港幣99,000,000元於資本性投資，本集團之現金淨流入仍達港幣72,000,000元。資本性投資主要用於為河源新廠添置廠房，機器，工具及設備。河源新廠已於二零零三年下半年投產。

來自經營業務之現金達港幣268,000,000元，較二零零二年之相關數字增加港幣59,000,000元。變動之原因主要為經營溢利之增加。

因本集團於非交易證券之投資減少，所以用於投資活動之淨現金由二零零二年之港幣63,000,000元減少至本年之港幣53,000,000元。由於二零零三年較二零零二年繳付較多股息，所以用於融資活動之淨現金由二零零二年之港幣27,000,000元增加至港幣104,000,000元。

財務狀況，流動資金及財政資源

本集團之財政狀況維持穩健。於二零零三年十二月三十一日，本集團之股東資金總額約為1,400,000,000港元，本集團之流動比率（流動資產總額對負債總額之比例）於二零零三年十二月三十一日為2.92（二零零二年（重報）：3.26）。

於年底時，本集團持有價值達819,000,000港元（二零零二年：777,000,000港元）之流動投資組合，當中549,000,000港元（二零零二年：466,000,000港元）為現金及現金等價物，而270,000,000港元（二零零二年：311,000,000港元）則為證券。未抵押附息銀行貸款及透支及應付票據升至86,000,000港元（二零零二年：62,000,000港元）。營運資金（乃流動資產減流動負債）增加至港幣862,000,000元（二零零二年：787,000,000港元）。主要原因為現金及現金等價物之增加。

本集團在本年度之存貨流動比率為5.9倍（二零零二年：5.3倍）。本年度之客戶應收款流動比率為71.4日，與二零零二年同期之比較數字79.6日有輕微改進。本年度之資產回報率有滿意增長升至10.6%（二零零二年：9.3%（重報及非交易互惠基金結業之虧損不計算在內）。

僱員及薪酬政策

於二零零三年十二月三十一日，本集團於全球共僱用4,760名員工，其中約514名，3,660名及586名分別駐於香港，中國及海外。本集團僱員之薪酬乃根據彼等之表現、資歷及市場現行薪酬水平而釐定。本集團制定有僱員購股權計劃，並為其在中國之僱員提供免費宿舍。有關董事薪酬之詳情，請參考財務報表附註6。

或然負債

有關或然負債之詳情載於財務報表附註30 。

外滙風險

本集團大部分業務仍然以美元及港元結算，再加上本集團大部分資產亦以此兩種貨幣作為單位，可確保本集團之滙率波動風險甚微。

1. 客戶及供應商

以下為本集團截至二零零三年十二月三十一日止財政年度內之主要客戶銷售額及供應商之購買額資料：

(a) 主要客戶

	佔本集團之銷售總額比率
最大客戶	10%
五大客戶之總和	26%

(b) 主要供應商

	佔本集團之購買總額比率
最大供應商	7%
五大供應商之總和	33%

本年度內，概無董事、彼等之聯繫人士及任何股東（據董事所知，持有本公司股本超過5%之人士）於本集團主要客戶及供應商擁有實質權益。

2. 財務回顧

本集團於截至二零零三年十二月三十一日止年度之主要收入大部分來自銷售液晶顯示器及液晶體顯示器微型組件。全年營業額達1,274,788,000港元，較上年度上升17%。經營溢利為197,295,000港元。股東應佔溢利為151,241,000港元，較上年度上升28%。

本集團於二零零三年度出現現金流入淨額。於二零零三年十二月三十一日結存於銀行及其他財務機構之存款及現金，經扣除銀行透支，總額為534,884,000港元。

3. 董事之詳細資料

張樹成博士，60歲，本集團主席。彼於一九六九年取得曼徹斯特大學科學及技術研究院之固態電子學博士學位；於一九七八年與其他董事共同創辦精電前，曾在香港中文大學教授物理及電子學。彼現時亦為於香港聯合交易所上市之時捷集團有限公司及富士高實業控股有限公司之非執行董事。彼現時亦為香港貿易發展局轄下之電子／電器業顧問委員會成員，香港關鍵性零部件製造業協會之名譽顧問及香港攝影及光學製造業協會之名譽主席。

3. *董事之詳細資料(續)*

甄仕坤博士,60歲,本公司董事,負責監督運作及擴展事宜。彼獲麻省理工學院頒發物理學博士學位,並為美國Wesleyan University之博士後研究人員。彼於一九七八年至一九八七年期間曾先後任教於浸會學院及香港理工學院。彼自一九七八年已成為本公司董事,後更於一九八七年擔任業務經理一職。

鍾信明,57歲,本公司及本集團主要生產附屬公司-精電有限公司之董事,負責生產規劃及市場推廣。彼持有伯克利加州大學之電子工程理學士學位。彼於一九七八年加入精電前,曾於一九七零年至一九七八年期間任職於泰和電子公司。

郭兆坤,52歲,本公司董事,負責技術發展。彼畢業於香港大學,其後取得香港中文大學之電子學碩士學位。彼於一九七九年加入精電前,曾任職於美科電子有限公司及安培泛達有限公司。

李冠南,63歲,本公司前執行董事,主要負責項目發展。彼持有新南威爾斯大學之工程理科碩士學位,自一九六六年至一九七四年期間任職於澳洲AWA Limited。其後彼於一九八六年全時間任職於精電前,曾在香港中文大學教授電子學,惟自精電創立後,彼一直擔任董事一職。自二零零一年轉為非執行董事。

高錕教授,70歲,自一九九一年起為本公司之獨立非執行董事。彼亦為本公司之審核委員會成員。彼為香港中文大學前任校長(八七年十月至九六年七月)。彼獲倫敦大學頒發哲學博士學位,且為世界知名之電訊及纖維光學專家。自一九九六年退休後,彼成為顧問。彼現擔任其顧問公司ITX Services Limited之主席及行政總裁之職。

呂志成,58歲,自一九九一年起為本公司之獨立非執行董事。彼亦為本公司之審核委員會主席。彼為英國及威爾斯特許會計師公會之資深會員、英國特許稅務公會之會員以及香港會計師公會之會員。彼於香港任職會計師達24年,且獨資經營呂志成會計師事務所。

4. 高級管理人員簡介

本財政年度本公司之管理人員如下：

香港及中國

林雪麗	營運總監
潘啟祥	財務總監
馮若強博士	企劃經理
何基培	技術經理／LCM研發
徐惠然	人力資源經理

馬來西亞

佘克基博士	精電（馬來西亞）之行政總裁
張添華	精電（馬來西亞）之總經理

管理人員之詳細資料如下：

林雪麗，40歲，營運總監，主要負責製造、品質、設計和工序流程，畢業於French Singapore Institute，持有電機工程證書。彼於一九九九年加入本集團前，已擁有超過十三年經驗於設計營業、製造及物料控制、和採購液晶顯示器及液晶微型組件產品。

潘啟祥，43歲，本集團之財務總監，負責集團整體財務事宜。彼為英國特許管理會計師，亦為香港會計師公會資深會員。彼於一九九七年加入本集團前，於數間跨國企業擁有超過15年工作經驗。彼現為香港總商會工業及科技委員會主席，香港生產力促進局委員，及職業訓練局技師訓練委員會委員。

馮若強博士，49歲，為精電有限公司企劃經理。彼於一九八一年畢業於渥太華大學，持有電子電機工程學學士學位。彼多年來於香港及美國兩地均從事液晶顯示器出產工作。彼於一九八九年至一九九四年期間，於肯特州立大學取得物理學碩士及博士學位，並於一九九五年加入本集團。

何基培，57歲，一九七三年畢業於香港理工學院，持有電機工程高級證書，且於一九八二年加入本集團。彼負責液晶體微型組件產品之研究及發展事宜。

徐惠然，49歲，精電有限公司之人力資源經理。畢業於英國Kingston University，持有英國(MIPM)及加拿大(CHRP)人事學會的認可專業資格。在人力資源部管理層有二十多年工作經驗，彼於二零零零年加入本集團前，曾任職於香港、中國、加拿大及台灣等地區及為多間外資企業的人事經理。彼為香港人力資源管理學會、香港培訓及發展學會和多間人力資源管理專業組織之成員。

4. 高級管理人員簡介（續）

佘克基博士，54歲，精電（馬來西亞）之行政總裁及董事。彼於一九七五年取得北卡羅萊納州大學理論物理學博士學位後，隨即服役新加坡武裝部隊，擔任砲隊軍官，直至一九七八年服役完畢，便加入Printed Circuits International Ltd. (Singapore)，出任項目工程師，至一九八一年離任時為液晶顯示器產品總監。於一九八一至一九九六年間，彼效力Donnelly Corporation (U.S.A.)，先後擔任應用研究經理、技術總監，最後成為Donnelly於中國煙台之附屬公司之總經理。彼於一九九六年七月加入精電（馬來西亞）。

張添華，54歲，精電（馬來西亞）之總經理。彼於一九七五年畢業於伯明罕大學，持有理科碩士學位，且於National Semiconductor Corp.任職品質保證工程經理三年，然後於馬來西亞其他數間公司擔任總經理。彼於一九九二年加入精電。

5. 員工退休計劃

本公司之附屬公司精電有限公司實行一項規定供款退休計劃，該退休計劃之資產獨立於本集團。該項計劃以信託形式正式成立，且根據稅務條例第87A條經稅務局批准。僱員及僱主均須在該項計劃下供款，金額為僱員基本月薪之5%。

本年度計入收益表之退休計劃總成本為6,580,000港元（二零零二年：5,879,000港元）。管理該項計劃之費用從僱主之供款中扣除。僱主將被沒收之供款用以抵銷日後之供款。年內作此用途之金額為136,000港元（二零零二年：201,000港元），而於二零零三年十二月三十一日並無可作此用途之金額（二零零二年：無）。

自二零零零年十二月一日起，本集團亦實行一項由香港強制性公積金計劃管理局推行之強積金計劃。現時的退休計劃是一個額外供款計劃。該強積金計劃乃為一項規定供款退休福利計劃，並由獨立託管人監管。僱主及僱員均須為強積金計劃供款，總額相等於各僱員收入之10%。僱主所作之供款於支付予相應強積金計劃時即100%由僱員戶口擁有，惟所有自強制性供款所取得之收益須保留直至該僱員達到65歲退休年齡（若干特殊情況除外）。退休計劃內的歸屬百份比維持不變。

精電（馬來西亞）根據一九五一年僱員公積金法例實行一項員工公積金計劃。根據該法例僱主及僱員均須供款，金額為僱員基本月薪之若干百分率。本年度計入收益表之僱主供款總額為2,136,000港元（二零零二年：1,877,000港元）。

董事會欣然提呈其截至二零零三年十二月三十一日止年度之年報連同經審核財務報表。

主要業務

本公司之主要業務為投資控股。本集團之主要業務則為設計、製造及銷售液晶顯示器及有關產品。

本公司及其附屬公司於本財政年度內之主要業務及按地域劃分之營業額分析之詳情載於財務報表附註28。

附屬公司

本公司之附屬公司於二零零三年十二月三十一日之詳情載於財務報表附註15。

財務報表

本集團截至二零零三年十二月三十一日止年度之溢利及本公司與本集團於該日之財政狀況載於本年報第21至第57頁內。

本公司已於二零零三年十一月十二日派付中期股息每股港幣7仙(二零零二年:4.4仙)及中期特別股息每股港幣21仙(二零零二年:無)。董事會現建議派發截至二零零三年十二月三十一日止年度特別股息每股港幣6仙(二零零二年:4仙)及末期股息每股港幣22仙(二零零二年:18仙)。

股本

年內股本之變動詳載於財務報表附註26,年內因行使購股權及以股代息而發行股份。

公益捐款

本集團於年內捐款數目達84,000港元(二零零二年:無)。

固定資產

年內固定資產之變動載於財務報表附註12。

採納中文名稱

於二零零三年五月十二日本公司通過一特別決議案採納精電國際有限公司為其法定名稱之一部份。

董事會

在本財政年度內及截至本報表之日期止之董事如下：

張樹成博士－*主席*
甄仕坤博士
鍾信明
郭兆坤
李冠南*
高錕教授**
呂志成**

*　*非執行董事*

**　*獨立非執行董事*

根據本公司之公司細則規定，郭兆坤先生及李冠南先生均須輪值退任，於下次股東週年大會候選連任。

董事之股份權益

按照《證券及期貨條例》第352條規定須予保存之股東及最高行政人員名冊內之記錄，於二零零三年十二月三十一日任職之各董事及該日在本公司及其附屬公司（定義見《證券及期貨條例》）之已發行股本中擁有下列權益：

(a)　**在本公司之權益**

	每股0.25港元之股份	
	個人權益	**公司權益**
精電國際有限公司		
張樹成博士	21,596	68,386,479 *（附註1）*
甄仕坤博士	10,371,072	－
鍾信明	4,334,314	－
郭兆坤	2,112,959	－
李冠南	－	4,166,978 *（附註2）*

附註：

1. 張樹成博士及其妻子謝依玲女士之家庭信託為Colville Group Limited已發行股本之實益擁有人，而該公司持有本公司股份68,386,479股。

2. 李冠南先生為Pressman Holdings Limited全部股本之唯一實益擁有人，而該公司持有本公司股份4,166,978股。

董事之股份權益（續）

(b) 在附屬公司之權益

	精電有限公司每股1,000港元之無投票權遞延股份	多源地產有限公司之每股100港元之無投票權遞延股份
張樹成博士	960	78
甄仕坤博士	123	10
鍾信明*	50	8
郭兆坤	50	4
李冠南	123	10
	1,306	110

* 鍾信明先生持有為多源地產有限公司之所有無投票權遞延股份股東托管之多源地產4股無投票權遞延股份。

董事之服務合約

張樹成博士、甄仕坤博士、鍾信明先生及郭兆坤先生彼等與本公司分別簽訂之管理合約，簽約雙方任何一方如要終止合約，必須於三個月前作出書面通知。

非執行董事之任期，至二零零四年十二月三十一日屆滿。如雙方同意，非執行董事之任期可重新制訂。

即將召開之股東週年大會中候選連任之董事與本公司或其任何附屬公司並無僱主在一年內須作出賠償（除法定賠償外）才可終止之服務合約。

董事之合約權益

本年度內或年結時，董事與本公司或各附屬公司概無簽訂任何有關公司業務而直接或間接擁有重大權益之重要合約。

購股權計劃

本公司有一項於一九九一年六月六日獲採納，於一九九九年六月八日經修訂以及於二零零一年六月五日期滿之為本集團員工設立之購股權計劃。本公司於二零零一年六月二十二日採納第二個購股權計劃，該計劃於二零零三年五月十二日被終止。

***購股權計劃**（續）*

於二零零三年五月十二日本公司採納為鼓勵本集團員工及業務伙伴而設之第三個購股權計劃。此計劃於二零一三年五月十一日止之十年內有效及運作，於二零一三年五月十一日後此計劃將不再授予新購股權。本公司根據第三個購股權計劃及其他購股權計劃最多可授予之購股權為於第三個購股權計劃獲通過日之本公司已發行股份之10%。每名參與者可獲授購股權之上限為每名參與者在任何12個月內根據本公司第三個購股權計劃及其他任何購股權計劃而獲授的購股權（包括已行使或未行使的購股權）予以行使時所發行及將發行的股份不得超過本公司已發行股份總數的1%。

於二零零三年十二月三十一日按各購股權計劃可發行的股份總數為該日已發行股份之2.06%（二零零二年：2.19%）。已授出之購股權在行使前不在財務報表上反映。購股權計劃之進一步詳情載於財務報表附註26內。

按照柏力克•舒爾斯期權價格模式，於二零零三年授出日估計之購股權加權平均值為4.10港元（二零零二年：2.68港元）。加權平均之假設如下：

	二零零三年	二零零二年
無風險回報率	**4.37%**	4.54%
預期有效年期	**10年**	10年
波幅	**37.21**	47.04

柏力克•舒爾斯期權價格模式的用途是評估不受權益歸屬限制且可全面轉讓之公開買賣期權的公平價值。再者，此期權價格模式需要引用非常主觀之假設，包括股份之預期波幅。因本公司之購股權與公開買賣期權 之性質 有極大分別，及因被引用之主觀假設的變化能對公平價值之估計有重大影響，柏力克•舒爾斯期權價格模式 未必為計算購股權公平價值之可靠方法。

購股權計劃（續）

	授出日期	於二零零三年一月一日購股權數量	年內授出	年內取消之購股權數量	年內行使之購股權數量	於二零零三年十二月三十一日購股權數量	行使期	行使購股權時將予支付每股價格	購股權授出日之市場價格	購股權行使時之加權平均市場價格
董事										
張樹成	二零零二年十月三十日	1,000,000	–	–	–	1,000,000	二零零二年十月三十一日至二零一二年十月三十日	4.605	4.35	N/A
甄仕坤	二零零二年十月三十日	1,000,000	–	–	–	1,000,000	二零零二年十月三十一日至二零一二年十月三十日	4.605	4.35	N/A
鍾信明	二零零二年十月三十日	1,000,000	–	–	–	1,000,000	二零零二年十月三十一日至二零一二年十月三十日	4.605	4.35	N/A
郭兆坤	一九九九年六月九日	150,000	–	–	–	150,000	一九九九年七月九日至二零零九年七月八日	10.90	15.00	N/A
	二零零二年十月三十日	1,000,000	–	–	–	1,000,000	二零零二年十月三十一日至二零一二年十月三十日	4.605	4.35	N/A
僱員	一九九九年六月九日	446,750	–	(4,500)	–	442,250	一九九九年七月九日至二零零九年七月八日	10.90	15.00	N/A
	二零零零年六月一日	733,000	–	(21,000)	–	712,000	二零零零年七月一日至二零一零年六月三十日	11.30	13.40	N/A
	二零零一年八月三十日	616,500	–	–	(333,000)	283,500	二零零一年八月三十日至二零一一年八月二十九日	3.06	3.68	6.93
	二零零二年九月十三日	711,500	–	(2,000)	(429,000)	280,500	二零零二年九月十三日至二零一二年九月十二日	3.905	3.85	6.76
	二零零三年十月六日	–	532,500	–	(7,000)	525,500	二零零三年十月六日至二零一三年十月五日	7.35	7.35	8.49
		6,657,750	532,500	(27,500)	(769,000)	6,393,750				

除上文所披露者外，本公司或其任何附屬公司在任何時間概無訂立任何安排致使董事、其配偶或十八歲以下子女可透過購入本公司或任何其他法人之股份或債券從而得益。

在本公司股本中之主要權益

於二零零三年十二月三十一日，根據《證券及期貨條例》第336條規定而保管之股份權益及淡倉登記冊所載（除上述已披露有關張樹成博士及Colville Group Limited之權益外），下列股東於本公司之已發行股本中持有5%或以上之權益：

姓名	股份數量	身分	佔股權概約百分比
J.P. Morgan Chase & Co.			
一好倉	24,672,224	投資經理及其他	7.95
一可供借出的股份	6,423,600	一	2.07

附註： J.P. Morgan Chase & Co.擁有之權益由其數間全資附屬公司持有。

除上文所披露者外，於二零零三年十二月三十一日，根據《證券及期貨條例》第336 條規定而保管的登記冊中，概無任何人持有本公司5%或以上之已發行股本。

優先購買權

本公司之公司細則及百慕達法律均無優先購買權條款。

銀行貸款、透支及其他借款

本集團於二零零三年十二月三十一日之銀行貸款、透支及其他借款之詳情載於財務報表附註22及24內。

物業

本集團擁有物業之詳情載於年報第59至60頁。

五年概要

本集團最近五個財政年度之綜合業績及資產與負債概要載於年報第58頁。

買賣或贖回本公司之上市證券

本公司或其任何附屬公司於截至二零零三年十二月三十一日止年度內，概無買賣或贖回本公司之上市證券。

遵守最佳應用守則

本公司於年內一直遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則。

核數師

畢馬威會計師事務所即將告退，惟願應選連任。由畢馬威會計師事務所連任本公司核數師的決議將於下次股東週年大會上提出。

承董事會命
羅志力
秘書

香港，二零零四年四月十九日

KPMG

核數師報告書
致精電國際有限公司
（於百慕達註冊成立的有限公司）

各股東：

本核數師（以下簡稱「我們」）已審核刊於第21至57頁按照香港公認會計原則編製的財務報表。

董事及核數師的責任

董事的責任須編製真實與公平的財務報表。在編製該等財務報表時，董事必須貫徹採用合適的會計政策，作出審慎及合理的判斷和估計，並説明任何未有遵守現行會計準則的原因。

我們的責任是根據我們之審核結果，對該等財務報表作出具獨立意見，並按照百慕達公司法(1981)第90條僅向整體股東報告，除此之外本報告別無其他目的。我們不會就本報告之內容，向任何其他人士負上或承擔任何責任。

意見的基礎

我們是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作的主要估計和判斷、所釐定的會計政策是否適合　貴公司及　貴集團的具體情況、及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時，均以取得一切我們認為必需的資料及解釋為目標，使我們能獲得充份的憑證，就該等財務報表是否存有重要錯誤陳述，作合理的確定，在作出意見時，我們亦已衡量該等財務報表所載資料在整體上是否足夠，我們相信，我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為上述的財務報表均真實與公平地反映　貴公司及　貴集團於二零零三年十二月三十一日的財政狀況及　貴集團截至該日止年度的溢利和現金流量，並已按照香港公認會計原則及香港公司條例之披露規定適當編製。

畢馬威會計師事務所
執業會計師

香港，二零零四年四月十九日

綜合收益表

截至二零零三年十二月三十一日止年度（以港元計）

	附註	二零零三年 千元	二零零二年 千元 （重報）
營業額	3	**1,274,788**	1,085,558
其他收入	4	**26,695**	25,588
其他收益淨額	4	**25,002**	1,744
製成品及半製成品存貨之變動		**(10,770)**	11,092
原材料及耗用品		**(633,535)**	(539,065)
員工成本		**(225,422)**	(205,487)
折舊		**(81,686)**	(80,552)
其他營運費用		**(177,777)**	(158,040)
經營溢利		**197,295**	140,838
融資成本	5(a)	**(2,913)**	(3,134)
佔聯營公司虧損		**(11,706)**	(1,654)
除稅前正常業務溢利	5	**182,676**	136,050
稅項	8(a)	**(14,440)**	(10,863)
除稅後正常業務溢利		**168,236**	125,187
少數股東權益		**(16,995)**	(6,968)
股東應佔溢利	9	**151,241**	118,219
股息	10	**(173,003)**	(80,241)
每股盈利			
基本	11	**49仙**	39仙
攤薄	11	**49仙**	39仙

第27至57頁各項附註為本報表之一部份。

	附註	二零零三年 千元	二零零三年 千元	二零零二年 千元	二零零二年 千元 (重報)
非流動資產					
固定資產	12		**414,662**		398,080
無形資產	13		**28,672**		–
商譽	14		**30,022**		31,704
聯營公司權益	16		**5,289**		16,254
非交易證券	17		**171,610**		226,765
			650,255		672,803
流動資產					
交易證券	18	**98,640**		84,562	
存貨	19	**237,239**		198,074	
客戶及其他應收款項	20	**290,274**		284,714	
可收回税項	25(a)	**6,006**		–	
現金及現金等價物	21	**549,159**		466,073	
		1,181,318		1,033,423	
流動負債					
銀行貸款及透支	22	**86,298**		61,706	
應付票據	23	**–**		63	
應付賬款及其他應付款項	23	**231,436**		163,685	
應付税項	25(a)	**1,485**		21,345	
		319,219		246,799	
流動資產淨額			**862,099**		786,624
資產總額減流動負債			**1,512,354**		1,459,427
非流動負債					
可換股票據	24		**31,200**		31,200
遞延税項	25(b)		**10,499**		10,143
少數股東權益			**43,437**		28,382
資產淨值			**1,427,218**		1,389,702
股本及儲備					
股本	26		**77,574**		76,023
儲備	27		**1,349,644**		1,313,679
			1,427,218		1,389,702

上述賬項由董事會於二零零四年四月十九日核准。

甄仕坤博士
董事

鍾信明
董事

第27至57頁各項附註為本報表之一部份。

於二零零三年十二月三十一日(以港元計)

	附註	二零零三年 千元	二零零三年 千元	二零零二年 千元	二零零二年 千元
非流動資產					
附屬公司權益	15		**911,351**		870,122
流動資產					
客戶及其他應收款項		**218**		218	
現金及現金等價物	21	**704**		596	
		922		814	
流動負債					
應付賬款及其他應付款項		**9,407**		8,985	
應付税項	25(a)	—		42	
		9,407		9,027	
流動負債淨額			**(8,485)**		(8,213)
資產淨值			**902,866**		861,909
股本及儲備					
股本	26		**77,574**		76,023
儲備	27		**825,292**		785,886
			902,866		861,909

上述賬項由董事會於二零零四年四月十九日核准。

甄仕坤博士
董事

鍾信明
董事

第27至57頁各項附註為本報表之一部份。

	附註	二零零三年 千元	二零零二年 千元 (重報)
於一月一日股東權益			
從前所報告之數字		**1,399,845**	1,295,207
因會計政策變動所作的前期調整			
一僱員福利		**–**	(6,421)
一遞延稅項	2	**(10,143)**	(16,984)
重報		**1,389,702**	1,271,802
非交易證券重估盈餘	27	**772**	14,090
換算海外公司財務報表的匯兌差額	27	**4,722**	3,847
未確認在收益表上的淨盈餘		**5,494**	17,937
年內淨溢利			
從前所報告之數字			111,378
因遞延稅項會計政策變動所作的前期調整	2		6,841
年內淨溢利(二零零二年:重報)		**151,241**	118,219
經轉入收益表中非交易證券出售及結業之重估(盈餘)/減值	27	**(4,884)**	8,255
年內獲准之股息	10	**(153,000)**	(33,014)
股本變動			
發行股票		**1,551**	404
發行股份產生之溢價		**37,114**	6,099
		38,665	6,503
於十二月三十一日股東權益		**1,427,218**	1,389,702

第27至57頁各項附註為本報表之一部份。

綜合現金流量表

截至二零零三年十二月三十一日止年度(以港元計)

	附註	二零零三年 千元	二零零二年 千元
經營業務			
除稅前正常業務溢利		**182,676**	136,050
調整:			
一固定資產之折舊		**81,686**	80,552
一無形資產之攤銷		**2,173**	–
一商譽之攤銷		**1,682**	1,682
一融資成本		**2,913**	3,134
一股息收入		**(377)**	(546)
一利息收入		**(18,822)**	(19,741)
一非交易證券出售及結業之(收益)/虧損		**(4,884)**	8,255
一出售固定資產之溢利		**(43)**	(2,106)
一所佔聯營公司之虧損		**11,706**	1,654
一匯兌盈虧之影響		**2,400**	367
營運資金變動前之經營溢利		**261,110**	209,301
聯營公司欠款之(增加)/減少		**(742)**	1,369
交易證券之增加		**(14,078)**	(3,542)
存貨之(增加)/減少		**(39,165)**	15,161
客戶及其他應收款項之增加		**(6,616)**	(31,791)
應付票據之減少		**(63)**	(2,106)
應付賬款及其他應付款項之增加		**67,751**	21,179
來自經營業務之現金		**268,197**	209,571
已繳稅款			
一已繳付之香港利得稅		**(34,327)**	(18,981)
一已繳付之海外稅項		**(5,619)**	(3,107)
來自經營業務之淨現金		**228,251**	187,483
投資活動			
出售固定資產所得款項		**986**	626
購買固定資產之費用		**(98,847)**	(99,145)
購買專利權之費用		**(30,845)**	–
出售非交易證券所得款項		**133,424**	174,213
購入非交易證券		**(77,497)**	(159,027)
已收股息		**377**	546
已收利息		**19,877**	19,816
用於投資活動之淨現金		**(52,525)**	(62,971)

	附註	二零零三年 千元	二零零二年 千元
融資活動			
新借貸款		**22,845**	49,601
償還銀行貸款		**(7,331)**	(46,434)
已付利息		**(2,913)**	(3,134)
發行普通股本收入		**2,746**	717
已付股息		**(117,081)**	(27,229)
已付予少數股東之股息		**(2,125)**	(942)
用於融資活動之淨現金		**(103,859)**	(27,421)
現金及現金等價物項目之淨增加		**71,867**	97,091
於一月一日之現金及現金等價物項目		**460,875**	360,671
匯率變動之影響		**2,142**	3,113
於十二月三十一日之現金及現金等價物項目	21	**534,884**	460,875

綜合現金流量表附註

(a) **主要非現金交易**

年內曾以股代息方法支付股息。

第27至57頁各項附註為本報表之一部份。

1. 主要會計政策

(a) 遵例聲明

本財務報表已按照香港會計師公會頒佈所有適用的會計實務準則及詮譯、香港公認會計原則及香港《公司條例》的規定編製。財務報表亦符合香港證券(在香港聯合交易所有限公司(「聯交所」)上市)規則中有關披露之條款。本集團採用的主要會計政策概述如下。

(b) 報表編製基準

除部份證券投資按市值入賬(見下文會計政策)外,本財務報表是以歷史成本作為編製基準。

(c) 附屬公司

附屬公司是指受到本集團控制之企業,控制是指集團有權直接或間接監督一間公司之財務及經營政策,從而從該公司之業務中獲益。

在附屬公司之投資,一般均合併入綜合財務報表內。但若所購入及持有的附屬公司權益會在不久將來出售,或該公司的運作長期受到嚴重限制,以至嚴重影響其將資金轉移至本集團之能力,則集團在附屬公司之投資將按公平價值在綜合資產負債表列賬,而公平價值之變動則按證券投資政策附註1(i)確認。

集團內公司間之結存及交易,及集團內公司間之交易所產生之任何未變現盈利,將於編製綜合財務報表時予以全面抵銷。集團內公司間之交易所產生之未變現虧損按與未變現盈利相同之方式抵銷,惟未變現虧損須並非由減值所產生。

結算日之少數股東權益乃不屬本公司直接或間接透過聯營公司持有之聯營公司資產淨值之部份。在綜合資產負債表裏少數股東權益與負債及股東權益分開呈列。在綜合收益表裏少數股東權益亦被分開呈列。

本公司資產負債表內的附屬公司投資乃按成本減任何減值虧損列賬(見附註1(h))。

1. 主要會計政策（續）

(d) 聯營公司

聯營公司是指一家本集團可以對該公司的管理層產生相當大的影響，包括參與財務及經營決策，但不是控制或聯合控制管理層。

於聯營公司的投資是按權益法記入綜合財務報表，並先以成本入賬，然後就本集團佔該聯營公司淨資產在收購後的變動作出調整。綜合收益表反映本集團所佔聯營公司於收購後的年度業績。此包括本年度內任何符合附註1(e)及資產減值（見附註1(h)）之正負商譽。

(e) 商譽

在購入公司權益時所產生的正商譽，是指收購該等附屬公司的成本超出本集團應佔所收購可確定資產及債務的公平價值之差額。附屬公司之商譽如下：

– 二零零一年一月一日前之購入，正商譽應與儲備抵銷及減少資產虧損（見附註1(h)）。

– 二零零一年一月一日後之購入，正商譽乃以直線法按估可用壽命，於綜合收益表內攤銷。正商譽按成本減任何累積攤銷及任何減值虧損，於綜合資產負債表內列賬（見附註1(h)）。

正商譽乃以直線法按估計可用壽命，分二十年攤銷。

(f) 固定資產

(i) 固定資產乃成本扣除累積折舊及減值虧損計算（見附註1(h)）。

(ii) *土地及物業*

永久業權性土地不計攤銷。租賃性土地之攤銷以直線法按租約土地之剩餘年期或50年計算，以較低者為準。樓宇之折舊以估計可使用年期40年，按直線法計算。

(iii) *其他固定資產*

其他固定資產之折舊乃根據下列估計可使用年期按直線法計算以撤銷成本：

廠房及機器	4年
工具及設備	5年
其他	2至5年

1. 主要會計政策（續）

(f) 固定資產（續）

(iv) 出售固定資產

因棄用或出售固定資產而產生之收益或虧損，按棄用或出售時估計所得淨額與該資產賬面值之差價計算，按棄用或出售日期確認該收入或支出入收益表內。

(g) 無形資產（非指商譽）

無形資產乃成本扣除累積攤銷及減值虧損計算（見附註1(h)）。

購買專利權成本之攤銷以其估計可使用年期（10至20年）按直線法計算。

(h) 資產減值

集團於每個結算日檢討內外資訊來源，以查察下列資產是否已經減值，或之前所確認之減值虧損是否已不再存在或可能已經減少：

- 附屬公司及聯營公司投資；
- 正商譽（不論最初歸入儲備或已確認為資產）；
- 固定資產；及
- 無形資產。

若有跡象顯示上述任何情況，集團將評估可收回的價值。倘資產的可收回價值低於賬面值，集團將在收益表內確認資產減值之虧損（包括正商譽直接歸入儲備）。

(i) 可收回價值之計算方法

資產的可收回價值按其淨售價或使用價值計算，以較高者為準。在衡量使用價值時，預計未來現金流量將按除税前貼現率計算貼現值，以反映市場目前對貨幣的時間值和該資產的特定風險的評估。倘某項資產所賺取之現金收入並非大致上獨立於其他資產的現金收入，則按獨立賺取現金收入的最小一組資產（即現金生產單位）釐定可收回的價值。

1. 主要會計政策（續）

(h) 資產減值（續）

(ii) 減值虧損之撥回

有關商譽以外的資產，倘據以釐定可收回價值的估計基準出現變動，則減值虧損將會撥回。而商譽減值虧損只有出現以下情況方予撥回；當虧損是由預料不會再次發生，性質特殊之具體外來事件所造成，而可收回價值之增加，明顯與該具體事件之影響回轉有關。

減值虧損之撥回額不會超過假設往年並無確認資產減值虧損而本會釐定之資產賬面值。減值虧損之撥回將於確認撥回之年度內在收益表列賬。

(i) 證券投資

本集團之證券投資策略如下（非指投資於附屬公司及聯營公司）：

(i) 非交易證券是以公平價值記入資產負債表。公平價值的變動在投資重估儲備內確認，直至出售、收回或以其他方式處理證券，或是有客觀憑證顯示證券出現耗蝕為止。當出現這些情況，相關的累積盈虧會由投資重估儲備轉入收益表。

在引致耗蝕的情況及事項不再存在，並有具説服力的憑證顯示新的情況及事項將會在可預見的將來持續下去時，因耗蝕而從投資重估儲備轉入收益表的數額便會撥回。

(ii) 交易證券是以公平價值記入資產負債表。公平價值的變動於產生時在收益表內確認。

(iii) 出售證券投資的損益在產生時記入收益表。如屬非交易證券，則損益包括之前就有關證券撥入投資重估儲備的任何數額。

(j) 存貨

存貨乃以成本及可變現淨值兩者中的較低者入賬。

成本以先入先出法計算，其中包括所有採購成本、加工成本以及令存貨變成現狀和運輸的成本。

可變現淨值為正常業務的預期售價減去完成生產及銷售所需的估計成本。

1. 主要會計政策（續）

(j) 存貨（續）

存貨出售時，其賬面值會確認為相關收入確認期間的支出。存貨減記至可變現淨值的減值及所有存貨損失會確認為減值或損失發生期間的支出。因可變現淨值增加而需逆轉的任何存貨減值會扣減逆轉發生期間所確認的支出。

(k) 現金及現金等價物

現金及現金等價物包括銀行存款及現金；銀行及其他財務機構存款；短期，流動性極高的投資。這些投資沒有重大的價值變動風險，容易地換算為已知的現金數額，並在購入後三個月內到期。就編製現金流量表而言，現金及現金等價物也包括即期償還的銀行貸款（銀行貸款為本集團現金管理的一部份）。

(l) 收益計算

在經濟效益可能會流入集團，及收入跟成本（如有）可得以可靠地計算時，收入於收益表內確認，方法如下：

(i) 銷售收入之計算以貨品送抵客戶為準。收入不包括增值税或其他銷售税，並已扣減退貨及折扣。

(ii) 銀行存款及債券所得之利息收入乃按本金及有關之息率以時間分配基準計算。

(iii) 其他投資之收入按實際可收取該等收入計算。

(m) 僱員福利

(i) 薪金，年終花紅，年度有薪假期，假期旅遊津貼及非現金性福利之成本，均在有關僱員提供服務之年度內以應計基準支銷。當支出或清償遞延，而影響重大，該數目以現值申報。

(ii) 固定供款計劃及強制性公積金之供款，根據香港強制性公積金計劃條例，按其產生期間確認為支出，計入收益表。

(iii) 當集團受予僱員購股權獲取公司股份，在當時並無僱員福利成本或承諾確認。當購股權行使，股東權益以所收款項增加。

1. 主要會計政策（續）

(n) 經營租賃

經營租賃的應付租金及應收租金收入是按個別租賃期以直綫法記入收益表。

(o) 所得税

(i) 本年度之所得税由本期税項及遞延税項資產與負債之變化組成。本期税項及遞延税項資產與負債之變化（除與被直接確認於股東權益項目有關之部份；此等部份將被確認於股東權益）均被確認在收益表內。

(ii) 本期税項乃年內應課税收入以於結算日已立法或實體上已立法之税率計算之預期應付税項及以往年度應付税項之任何調整。

(iii) 遞延税項資產與負債由資產及負債之税基與其在財務報告賬面值之間的可扣除和可應課税暫時性差異分別引起。未用税項虧損及未用税項貸方餘額亦會引起遞延税項資產。

除某些少數之例外，所有遞延税項負債及所有遞延税項資產均被確認，但遞延税項資產之被確認金額僅限於該資產有可能被用以抵扣未來應課税盈利之部份。

遞延税項被確認之金額按資產及負債之賬面值預期之變現或結算方式以於結算日已立法或實體上已立法之税率計算。遞延税項資產與負債不被折扣。

遞延税項資產之賬面值於每個結算日被回顧及被減少至該資產再無有可能被用以抵扣之未來應課税盈利。任何此等減少將被回撥，被回撥金額僅限於該資產有可能被用以抵扣未來應課税盈利之部份。

(iv) 本期税項餘額及遞延税項餘額及其變化被分別呈示及不作互相抵消。若，及祗有若，本集團有依法行使之權利以本期税項資產抵消本期税項負債及符合下列之額外情況：

- 就本期税項資產和負債之情況而言，本集團有意以結算資產和負債之淨額，或同時變現該等變現及結算該等負債；或
- 就遞延税項資產和負債之情況而言，若它們與同一税務官方機構：
  - 向同一應課税個體徵收之所得税有關；或
  - 向不同之應課税個體徵收之所得税有關，而該等個體在將來有大金額之延税項負債或資產將會結算或收回又有意變現本期税項資產及結算本期税項負債之淨額或同時變現和結算，則本期税項資產用會被用以抵消本期税項負債，及遞延税項資產會被用以抵消遞延税項負債。

1. 主要會計政策(續)

(p) 外幣換算

年內之外幣交易按交易當日之匯率換算為港元。以外幣計算之貨幣資產與負債及海外附屬公司之賬項按年結日之市場匯率換算為港元。外幣換算引致之匯兑盈虧撥入收益表處理,惟按年終匯率換算海外附屬公司及聯營公司之投資淨值所引致之匯兑盈虧則直接撥入外匯浮動儲備處理。

海外附屬公司業務按年內平均匯率換算為港元,資產負債表項目按年結日之匯率換算為港元,所引至的匯兑差額作儲備變動。

(q) 有關連人士

在財務報表中,如果本集團有權直接或間接監控另一方人士或對另一方人士的財務及經營決策作出重要影響;或另一方人士有權直接或間接監控本集團或對本集團的財務及經營決策作出重要的影響下,則被視為有關連人士。有關連人士可為個別人士或其他公司。

(r) 按分部分類匯報

「分部」是指集團內可劃分的部份,這些部份或負責提供產品或服務(業務單位),或在特定之經濟環境(地域單位)提供產品或服務,而分部所承受之風險或所得之回報與其他分部不同。

根據本集團之內部財務報告方式,集團選擇以業務分部資料作為主要匯報方式,而地域分部資料為次要匯報方式。

分部之收入、支出、業績,資產及負債包括直接歸屬於該分部之項目和能以合理方式分配至該分部之項目。舉例說,分部的資產可能包括存貨、應收賬款及物業、廠房和設備。分部之收入、支出、資產及負債將於集團內公司間的結餘及交易因編製綜合賬而被抵銷前釐定,除非此等集團內公司間的結餘及交易是來自單一分部內的集團企業。分部之間的價格按其他外界機構獲得之類似條款而制訂。

分部之資本支出是收購預期使用超過一段期間的單位資產(有形及無形資產)而於收購期內產生之總成本。

未經分配之項目主要包括財務及企業資產、帶息貸款、借貸、企業及融資費用、及少數股東權益。

2. 會計政策變動

因會計與稅務二者處理收入及支出之方法不同，所以會產生時差。在過往年度，所有重大時差所引至之稅項影響，若其在相當可見未來可實現的話，以負債法計提遞延稅項負債準備。遞延稅項資產只會在其實現被確定為無合理疑點時才會被確認。由二零零三年一月一日起，本集團因遵守由香港會計師公會發出之會計實務準則第12號（經修訂）而採納載於附註1(o)之遞延稅項新政策。因採納此會計政策，本集團之本年度溢利減少356,000元（二零零二年：增加6,841,000元）及於結算日之淨資產減少10,499,000元（二零零二年：10,143,000元）。

此新會計政策以追溯形式被採納。綜合權益變動表上已披露保留溢利及儲備之期初數字及比較數字前期數字之有關調整。

3. 營業額

本公司之主要業務為投資控股。本集團之主要業務為設計、製造及銷售液晶顯示器及有關產品。

營業額包括集團向客戶供應貨品之發票價減去退貨及折扣。

4. 收入

	二零零三年 千元	二零零二年 千元
其他收入		
上市證券的股息收入	**377**	546
上市債券利息收入	**11,498**	11,856
非上市債券利息收入	**187**	360
上市投資基金的利息收入	**1,394**	807
非上市投資基金利息收入	**201**	440
其他利息收入	**5,542**	6,278
租賃收入	**3,174**	3,248
其他收入	**4,322**	2,053
	26,695	25,588
其他收益淨額		
出售固定資產之溢利	**43**	2,106
非交易互惠基金結業之虧損	**–**	(10,471)
出售非交易證券之已確認之收益	**4,884**	2,216
交易證券之已確認及未確認收益／（虧損）	**5,202**	(2,680)
匯兑收益	**14,873**	10,573
	25,002	1,744

5. 除税前正常業務溢利

除税前正常業務溢利已扣除：

		二零零三年 千元	二零零二年 千元
(a)	融資成本：		
	五年以內應償還的銀行墊資及其他借款之利息	**1,042**	1,263
	可換股票據利息	**1,871**	1,871
		2,913	3,134
(b)	其他項目：		
	存貨成本	**879,321**	746,595
	核數師酬金	**1,074**	1,234
	研究及開發費用	**21,236**	24,518
	租賃費用	**3,220**	2,917
	匯兑損失	**3,658**	3,410
	規定供款退休計劃之供款	**6,580**	5,879
	其他退休計劃成本	**2,136**	1,877

6. 董事酬金

根據香港公司條例第161 節，董事酬金列報如下：

	二零零三年 千元	二零零二年 千元
袍金	**600**	600
薪金及其他酬金	**6,218**	6,105
退休金計劃供款	**222**	222
酌情授予及按表現分派之花紅	**8,400**	6,905
	15,440	13,832

於二零零三年十二月三十一日止年度，獨立非執行董事袍金支出共400,000元（二零零二年：400,000元）。

若干董事於過去數年獲發本公司購股權計劃所授之購股權。有關之細節已於董事會報告中「購股權計劃」一節披露。

6. 董事酬金（續）

董事酬金分佈如下：

	董事數目	
	二零零三年	二零零二年
0元至1,000,000元	**3**	4
3,000,001元至3,500,000元	**3**	3
4,000,001元至4,500,000元	**1**	1

7. 最高薪酬之五名人士報酬

本集團最高薪酬之五名人士中，四名（二零零二年：五名）為董事，其酬金於附註6披露。其餘一名（二零零二：無）之報酬如下：

	二零零三年 千元
薪金及其他酬金	**1,094**
退休金計劃供款	**188**
	1,282

8. 綜合收益表之所得稅

(a) **綜合收益表中之稅項如下：**

	二零零三年 千元	二零零二年 千元 （重報）
本期稅項－年內香港利得稅準備		
年內香港所得稅準備	**9,239**	14,049
上年度撥備過多	**(18)**	(1,115)
	9,221	12,934
本期稅項－海外		
年內稅項	**4,863**	4,770
遞延稅項		
暫時差異之產生及回撥	**(594)**	(6,841)
於一月一日遞延稅項結存因稅率增加之影響	**950**	—
	356	(6,841)
	14,440	10,863

8. 綜合收益表之所得稅（續）

(a) 綜合收益表中之稅項如下：（續）

於二零零三年三月，香港特區政府宣佈利得稅稅率由16%增加至17.5%。該稅率適用於本集團在香港之營運。此增加已在集團之二零零三年財務報表上反映。據此，二零零三年之香港利得稅準備以本年之估計應評稅利潤按17.5%（二零零二年：16%）計算。海外附屬公司的稅項則同樣以相關國家適用的現行稅率計算。

本集團之一間附屬公司收到香港稅務局有關以往年度稅項數目為118,000,000元之補加評稅。此等補加評稅與和香港稅務局就某些加工費用在評稅上是否為可抵扣費用之爭論有關。該附屬公司之董事認為有理據支持對補加評稅作抗論並表示會積極及努力地跟進此事。該附屬公司已正式對此等補加評稅提出反對，並已購買總值40,000,000元之儲稅卷，正等待反對之結果。

(b) 按適用稅率調節稅項支出及會計溢利：

	二零零三年 千元	二零零二年 千元
除稅前溢利	**182,676**	136,050
按有關國家適用的利得稅稅率之除稅前溢利估算之稅項	**32,502**	17,983
不可減免支出之稅務影響	**4,745**	9,995
免稅收入之稅務影響	**(27,069)**	(19,502)
未確認之稅務虧損之稅務影響	**3,115**	5,766
運用以往年度稅務虧損影響	**–**	(2,465)
以往年度稅項準備過多	**(18)**	(1,115)
年內稅率上升對期初遞延稅項結存之影響	**950**	–
其他	**215**	201
實際稅項支出	**14,440**	10,863

9. 股東應佔溢利

股東應佔溢利包括溢利155,292,000元（二零零二年：33,345,000元）已計入本公司之報表內。

10. 股息

(a) 本年度應佔股息

	二零零三年 千元	二零零二年 千元
中期股息每股7仙（二零零二年：4.4仙）	**21,525**	13,341
中期特別股息每股21仙（二零零二年：無）	**64,575**	—
於二零零三年十二月三十一日後建議派發特別股息每股6仙（二零零二年：4仙）	**18,622**	12,164
於二零零三年十二月三十一日後建議派發末期股息每股22仙（二零零二年：18仙）	**68,281**	54,736
	173,003	80,241

2003年及2002年之股息均用以股代息（可選擇現金）之方式派發。

於結算日後建議之特別及末期股息並未於結算日確認為負債。

(b) 上個財政年度應佔的股息，於本年度獲批准及派付

	二零零三年 千元	二零零二年 千元
上年度特別股息於今年度獲批准及派付每股4仙（二零零二年：4仙）	**12,164**	12,106
上年度末期股息於今年度獲批准及派付每股18仙（二零零二年：2.5仙）	**54,736**	7,567
	66,900	19,673

11. 每股盈利

(a) 每股基本盈利

每股基本盈利是按照年內151,241,000港元（二零零二年（重報）：118,219,000港元）的股東應佔溢利及本年度內已發行股份之加權平均數306,195,391股（二零零二年：302,943,079股）計算。

(b) 每股攤薄盈利

每股攤薄盈利是按照年內經調整後之股東應佔溢利151,241,000港元（二零零二年（重報）：118,219,000港元）及本年度就所有潛在攤薄盈利的普通股的影響調整後的普通股的加權平均數307,636,259股（二零零二年：303,321,313股）計算。

11. 每股盈利（續）

(c) 對賬

	二零零三年 股票數目	二零零二年 股票數目
計算每股基本盈利所用之加權平均股數	**306,195,391**	302,943,079
假設因購股權以不收取代價方式而發行之股份	**1,440,868**	378,234
計算每股攤薄盈利所用之加權平均股數	**307,636,259**	303,321,313

12. 固定資產

本集團

	土地及樓宇 千元	廠房、機器、工具及設備 千元	其他 千元	總計 千元
成本值：				
於二零零三年一月一日	308,850	451,985	181,611	942,446
外匯調整	191	451	278	920
添置	14,878	64,719	19,250	98,847
售出	–	(2,780)	(544)	(3,324)
於二零零三年十二月三十一日	**323,919**	**514,375**	**200,595**	**1,038,889**
累積折舊：				
於二零零三年一月一日	49,877	354,530	139,959	544,366
外匯調整	69	312	175	556
年內折舊	6,838	53,496	21,352	81,686
售出資產折舊撥回	–	(1,888)	(493)	(2,381)
於二零零三年十二月三十一日	**56,784**	**406,450**	**160,993**	**624,227**
賬面淨值：				
於二零零三年十二月三十一日	**267,135**	**107,925**	**39,602**	**414,662**
於二零零二年十二月三十一日	258,973	97,455	41,652	398,080

其他固定資產包括租賃物業裝修、傢俬、裝置、辦公室設備及汽車。

12. 固定資產(續)

有關物業之賬面淨值之分析如下:

	二零零三年 千元	二零零二年 千元
於香港以內地區		
一中期租約物業	**145,447**	149,959
於香港以外地區		
一永久物業	**543**	556
一長期租約物業	**52,615**	53,236
一中期租約物業	**58,187**	44,579
一無特定租約年期之物業	**10,343**	10,643
	121,688	109,014
	267,135	258,973

於二零零三年十二月三十一日,本集團持有作經營租賃用途的固定資產的總額為31,584,000元(二零零二年:31,418,000元),而有關的累計折舊費用為8,055,000元(二零零二年:7,561,000元)。年內之折舊費用為494,000元(二零零二年:492,000元)。

13. 無形資產

	專利權 千元
成本值:	
於二零零三年一月一日	–
添置	30,845
於二零零三年十二月三十一日	**30,845**
累積攤銷:	
於二零零三年一月一日	–
本年度攤銷	(2,173)
於二零零三年十二月三十一日	**(2,173)**
賬面淨值:	
於二零零三年十二月三十一日	**28,672**
於二零零二年十二月三十一日	–

本年度攤銷已包括在綜合收益表「其他營運費用內」。

14. 商譽

	千元
成本值:	
於二零零三年一月一日及二零零三年十二月三十一日	33,640
累積攤銷:	
於二零零三年一月一日	(1,936)
本年度攤銷	(1,682)
於二零零三年十二月三十一日	**(3,618)**
賬面淨值:	
於二零零三年十二月三十一日	**30,022**
於二零零二年十二月三十一日	31,704

本年度攤銷已包括在綜合收益表「其他營運費用內」。

15. 附屬公司權益

(a) 本公司

	二零零三年 千元	二零零二年 千元
非上市股份成本值	**101,453**	101,453
附屬公司之欠款	**809,898**	768,669
	911,351	870,122

所有附屬公司均受集團控制(見附註1(c)),及合併入綜合財務報表內。

15. 附屬公司權益（續）

(a) 本公司（續）

附屬公司之詳情如下：

公司名稱	註冊／營業地點	已發行／註冊股本	持有權益股之百分比 公司	持有權益股之百分比 附屬公司	主要業務
Varitronix (B.V.I.) Limited	英屬處女群島／香港	每股1美元之普通股18,480股	100%	–	投資控股
Varintelligent (BVI) Limited	英屬處女群島／香港	1美元之普通股1股	100%	–	持有及許用商標
Vogue Industries Limited	英屬處女群島／香港	每股1美元之普通股100股	100%	–	投資控股
精電有限公司	香港	每股1,000港元之普通股2股 每股1,000港元之無投票權益遞延普通股1,848股	–	100%	設計、製造及銷售液晶顯示器及有關產品
Varitronix (Malaysia) Sdn. Bhd.	馬來西亞	每股1馬來西亞元之普通股38,000,000股	–	100%	設計、製造及銷售液晶顯示器及有關產品
# * 精電（河源）電子有限公司	中華人民共和國	人民幣56,096,000	–	80%	製造液晶顯示器及有關產品
# * 精電（河源）顯示技術有限公司	中華人民共和國	人民幣110,000,823	–	80%	製造液晶顯示器及有關產品
* Varitronix Manufacturing (BVI) Limited	英屬處女群島／中華人民共和國	每股1美元之普通股100股	–	100%	於中華人民共和國經營及承包廠房
# * 北京精電蓬遠顯示技術有限公司	中華人民共和國	人民幣8,000,000	–	51%	液晶顯示器業務

15. 附屬公司權益（續）

(a) 本公司（續）

	公司名稱	註冊／營業地點	已發行／註冊股本	持有權益股之百分比 公司	持有權益股之百分比 附屬公司	主要業務
*	Varitronix (Singapore) Pte Ltd.	新加坡	每股1坡幣之普通股200,000股	–	100%	研究發展中心
*	Varitronix (U.K.) Limited	英國	每股10英鎊之普通股100股	–	100%	市場推廣及銷售顧問
*	VL Electronics, Inc.	美國	每股10美元之普通股5,000股	–	100%	市場推廣及銷售顧問
*	Varitronix (Canada) Limited	加拿大	每股1加元之普通股100股	–	100%	市場推廣及銷售顧問
*	Varitronix Italia, s.r.l.	意大利	每股0.52歐元之普通股25,000股	–	100%	市場推廣及銷售顧問
*	Varitronix GmbH	德國	每股0.51歐元之普通股100,000股	–	60%	市場推廣及銷售顧問
	Varitronix (France) SAS	法國	每股15.25歐元之普通股2,500股	–	100%	市場推廣及銷售顧問
	年加投資有限公司	香港	每股1元之普通股100股	–	100%	物業投資及投資控股
	多源地產有限公司	香港	每股100元之普通股2股 每股100元之無投票權遞延普通股154股	–	100%	物業投資
*	Starel Trading Limited	塞浦路斯／英國	每股1塞浦路斯鎊之股份1,000股	–	100%	物業投資

15. 附屬公司權益(續)

(a) 本公司(續)

	公司名稱	註冊/營業地點	已發行/註冊股本	持有權益股之百分比 公司	持有權益股之百分比 附屬公司	主要業務
*	Quest Industries Limited	英屬處女群島/中華人民共和國	每股1美元之普通股100股	–	100%	物業投資
	Cadac Electronic (M) Sdn. Bhd.	馬來西亞	每股1馬來西亞元之普通股276,002股	–	100%	物業投資
	Varitronix Finance Limited	英屬處女群島/香港	每股1美元之普通股100股	–	100%	為集團公司提供融資
	Varitronix Agencies Limited	英屬處女群島/香港	每股1美元之普通股50,000股	–	100%	投資控股
	Varitronix Investment Limited	英屬處女群島/香港	每股1美元之普通股5,000股	–	100%	投資控股
*	Varitronix Marketing Limited	英屬處女群島/英國	每股1美元之普通股1,000股	–	100%	投資控股
*	Mcalpine Management Limited	英屬處女群島/英國	每股1美元之普通股1,000股	–	100%	投資控股
*	精電拓展(中國)有限公司	英屬處女群島/中華人民共和國	1美元之股份1股	–	100%	投資控股
*	精電(深圳)有限公司	英屬處女群島/中華人民共和國	1美元之股份1股	–	100%	投資控股
	Varitronix Optech Limited	香港	每股1元之普通股100,000股	–	100%	現無營業

15. 附屬公司權益（續）

(a) 本公司（續）

* 為非畢馬威會計師事務所核數之公司。非畢馬威會計師事務所核數之附屬公司財務報表之資產總值及總營業額分別佔有關綜合賬項總值約22%（二零零二年：17%）及32%（二零零二年：26%）。

#	公司名稱	法人類別
	精電（河源）電子有限公司	中外合作企業
	北京精電蓬遠顯示技術有限公司	中外合資企業
	精電（河源）顯示技術有限公司	中外合作企業

16. 聯營公司權益

	本集團 二零零三年 千元	本集團 二零零二年 千元
所佔之資產淨值	**4,490**	16,197
聯營公司之欠款	**799**	57
	5,289	16,254

公司名稱	註冊及營業地點	已發行股本	附屬公司持有權益股份之百分比	主要業務
Varitronix EC (Malaysia) Sdn. Bhd.	馬來西亞	每股1馬來西亞元之普通股「B」股 11,324,250股	普通股「B」股 100%	設計、製造及銷售電鉻鏡片系統

本集團擁有Varitronix EC (Malaysia) Sdn. Bhd. 之有權益股份50%。

17. 非交易證券

	本集團	
	二零零三年 千元	二零零二年 千元
債券		
上市		
一香港	–	26,343
一香港以外	**138,976**	147,777
	138,976	174,120
非上市	**3,306**	31,223
	142,282	205,343
股本證券		
於香港上市股本證券	**3,957**	3,373
非上市股本證券	**7,751**	8,526
於香港以外地區上市之投資基金	**4,259**	4,324
非上市投資基金	**13,361**	5,199
	29,328	21,422
總額	**171,610**	226,765

18. 交易證券

	本集團	
	二零零三年 千元	二零零二年 千元
債券		
上市一香港以外	**36,322**	58,034
股本證券		
上市		
一香港	**3,659**	2,747
一香港以外	**33,701**	16,182
	37,360	18,929
非上市投資基金	**24,958**	7,599
	62,318	26,528
總額	**98,640**	84,562

19. 存貨

	本集團	
	二零零三年	二零零二年
	千元	千元
原料	**141,780**	91,845
半製成品	**38,177**	46,898
製成品	**57,282**	59,331
	237,239	198,074

原料及半製品價值已扣減一般準備。製成品中包括存貨3,567,000元（二零零二年：2,444,000元）以可變現淨值估計。

20. 客戶及其他應收款項

應收賬款，預付款項及訂金中的客戶應收款項及應收票據（已扣除壞賬之撥備）之數期分析如下：

	本集團	
	二零零三年	二零零二年
	千元	千元
發票日起計60日內	**161,410**	139,769
發票日後61 至90日	**60,927**	44,985
發票日後91 至120日	**11,715**	16,900
發票日後120日以上、12個月以內	**15,311**	35,183
	249,363	236,837

應收款項在發票日後90天到期。

21. 現金及現金等價物

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千元	千元	千元	千元
銀行及其他財務機構之定期存款	**495,574**	402,055	**–**	–
銀行存款及現金	**53,585**	64,018	**704**	596
資產負債表中現金及現金等價物	**549,159**	466,073	**704**	596
銀行透支	**(14,275)**	(5,198)		
現金流量表中現金及現金等價物	**534,884**	460,875		

22. 銀行貸款及透支

無抵押帶息之銀行貸款及透支之償還期如下：

	本集團	
	二零零三年	二零零二年
	千元	千元
一年內或即期	**86,298**	61,706

23. 應付賬款及其他應付款項

應付賬款及其他應付及應付票據款項中的應付賬款及應付票據之數期分析如下：

	本集團	
	二零零三年	二零零二年
	千元	千元
供應商之發票日起計60日內	**121,423**	75,951
供應商之發票日後61至120日內	**15,498**	15,715
供應商之發票日後120日以上、12個月以內	**3,880**	3,098
	140,801	94,764

24. 可換股票據

	本金及淨值
	千元
二零零二年	
於二零零二年一月一日及二零零二年十二月三十一日	31,200
二零零三年	
於二零零三年一月一日及二零零三年十二月三十一日	31,200

有關持有人有權選擇於二零一零年九月二十六日之前行使該等在二零零三年十二月三十一日已發行之票據，以每股13.81元（在若干情況下可予調整）轉換為本公司股本，該等票據之年利息為6厘。惟任何部份之票據倘獲轉換，則有關利率將減至2厘；超出之部份，持有人須於轉換時退還給本集團。

25. 資產負債表之所得稅

(a) 資產負債表中之本期稅項如下：

	本集團		本公司	
	二零零三年 千元	二零零二年 千元	二零零三年 千元	二零零二年 千元
年內香港所得稅準備	**9,239**	14,049	**–**	–
已繳之暫繳所得稅	**(324)**	(1,145)	**–**	–
往年度所得稅準備餘額	**(13,510)**	7,607	**–**	42
海外稅項	**74**	834	**–**	–
	(4,521)	21,345	**–**	42
可收回之稅款	**(6,006)**	–	**–**	–
應付稅項	**1,485**	21,345	**–**	42
	(4,521)	21,345	**–**	42

(b) 已確認遞延稅項負債：

於資產負債表確認之遞延稅項負債及年內之有關變動如下：

	高於有關折舊之折舊免稅額 千元	高於攤銷之無形資產免稅額 千元	準備金 千元	總計 千元
於二零零二年一月一日				
一從前所報告之數字	–	–	–	–
一前期調整	18,659	193	(1,868)	16,984
一重報	18,659	193	(1,868)	16,984
計入收益表	(5,495)	(26)	(1,320)	(6,841)
於二零零二年十二月三十一日（重報）	13,164	167	(3,188)	10,143
於二零零三年一月一日				
一從前所報告之數字	–	–	–	–
一前期調整	13,164	167	(3,188)	10,143
一重報	13,164	167	(3,188)	10,143
折自／（計入）收益表	(4,498)	4,850	4	356
於二零零三年十二月三十一日	**8,666**	**5,017**	**(3,184)**	**10,499**

26. 股本

	二零零三年		二零零二年	
	股數	**金額**	股數	金額
	千股	*千元*	*千股*	*千元*
法定股本：				
每股面值0.25元之普通股	**400,000**	**100,000**	400,000	100,000
發行及繳足股本：				
於一月一日	**304,091**	**76,023**	302,477	75,619
按購股權計劃發行股票	**769**	**192**	233	59
以股代息發行之股票	**5,435**	**1,359**	1,381	345
於十二月三十一日	**310,295**	**77,574**	304,091	76,023

購股權計劃

本公司有一項於一九九一年六月六日獲採納，於一九九九年六月八日經修訂以及於二零零一年六月五日期滿之為本集團員工設立之購股權計劃。第一個購股權計劃之購股權可在授出日起十年內可行使。本公司於二零零一年六月二十二日採納第二個購股權計劃，該計劃於二零零三年五月十二日被終止。第二個購股權計劃之購股權可在授出日起十年內可行使。

於二零零三年五月十二日本公司採納為鼓勵本集團員工及業務伙伴而設之第三個購股權計劃。據此，本公司董事會獲授權可酌情邀請本集團任何公司內之任何僱員或董事（包括本集團內任何之執行及非執行董事）或業務夥伴接受購股權。認購普通股之價格由董事會釐定並經知會各承受人，惟該價格不可少於授出購股權予承受人當日在聯交所之收市價，及之前五個交易日之平均收市價及股份之面值。

根據第三個購股權計劃及其他購股權計劃最多可授予之購股權為於第三個購股權計劃獲通過日之本公司已發行股本之10%。第三個購股權計劃可在授出日起十年內可行使。

26. 股本（續）

(i) 購股權的變動

	二零零三年 數量	二零零二年 數量
於一月一日	**6,657,750**	3,792,250
發行	**532,500**	4,724,500
行使	**(769,000)**	(232,500)
報廢	**–**	(1,496,500)
取消	**(27,500)**	(130,000)
於十二月三十一日	**6,393,750**	6,657,750

(ii) 於年結日未過期及未行使之購股權

授出日期	**行使期**	**行使價格** 元	**二零零三年 數量**	二零零二年 數量
一九九九年六月九日	一九九九年七月九日至二零零九年七月八日	10.90	**592,250**	596,750
二零零零年六月一日	二零零零年七月一日至二零一零年六月三十日	11.30	**712,000**	733,000
二零零一年八月三十日	二零零一年八月三十日至二零一一年八月二十九日	3.06	**283,500**	616,500
二零零二年九月十三日	二零零二年九月十三日至二零一二年九月十二日	3.905	**280,500**	711,500
二零零二年十月三十日	二零零二年十月三十一日至二零一二年十月三十日	4.605	**4,000,000**	4,000,000
二零零三年十月六日	二零零三年十月六日至二零一三年十月五日	7.35	**525,500**	–
			6,393,750	6,657,750

於二零零三年十二月三十一日，所有購股權為本集團僱員持有及完全擁有。

26. 股本（續）

(iii) 授出的購股權

行使期	行使價格	二零零三年 數量	二零零二年 數量
二零零二年九月十三日 至二零一二年九月十二日	$3.905	–	724,500
二零零二年十月三十一日 至二零一二年十月三十日	$4.605	–	4,000,000
二零零三年十月六日 至二零一三年十月五日	$7.35	**532,500**	–
		532,500	4,724,500

每位僱員以代價1元取得獲贈之購股權。

(iv) 已行使購股權

行使日	行使價格 元	購股權行使日之市場價格 元	數量	所收款項 元
二零零三年				
五月十九日至十二月十七日	3.06	5.20-8.80	333,000	1,018,980
四月十六日至十二月三十日	3.905	4.65-8.80	429,000	1,675,245
十一月三日至十一月十七日	7.35	8.25-8.80	7,000	51,450
			769,000	2,745,675
二零零二年				
一月七日至十一月二十六日	3.06	3.90-6.95	226,500	693,090
十一月二十六日	3.905	4.65	6,000	23,430
			232,500	716,520

27. 儲備

(a) 本集團

	股份溢價	外匯浮動儲備	投資重估儲備	其他儲備（附註）	保留溢利	總計
	千元	千元	千元	千元	千元	千元
二零零二年						
於二零零二年一月一日						
－從前所報告之數字	573,073	(25,042)	(15,741)	455	686,843	1,219,588
－前期調整						
－僱員福利	–	–	–	–	(6,421)	(6,421)
－遞延稅項（附註2）	–	–	–	–	(16,984)	(16,984)
－重報	573,073	(25,042)	(15,741)	455	663,438	1,196,183
去年獲准之特別股息及期末股息	–	–	–	–	(19,673)	(19,673)
發行股份產生之溢價	6,099	–	–	–	–	6,099
投資重估收益	–	–	14,090	–	–	14,090
經計入收益表中證券出售及結業之重估虧損	–	–	8,255	–	–	8,255
全年溢利（重報）	–	–	–	–	118,219	118,219
年內宣佈派發之中期股息	–	–	–	–	(13,341)	(13,341)
轉入其他儲備	–	–	–	849	(849)	–
匯兌差額	–	3,847	–	–	–	3,847
於二零零二年十二月三十一日	579,172	(21,195)	6,604	1,304	747,794	1,313,679

27. 儲備（續）

(a) 本集團（續）

	股份溢價	外匯浮動儲備	投資重估儲備	其他儲備（附註）	保留溢利	總計
	千元	千元	千元	千元	千元	千元
二零零三年						
於二零零三年一月一日						
－從前所報告之數字	579,172	(21,195)	6,604	1,304	757,937	1,323,822
－遞延稅項引至之前期調整	–	–	–	–	(10,143)	(10,143)
－重報	579,172	(21,195)	6,604	1,304	747,794	1,313,679
去年獲准之特別股息及期末股息	–	–	–	–	(66,900)	(66,900)
發行股份產生之溢價	37,114	–	–	–	–	37,114
投資重估收益	–	–	772	–	–	772
經計入收益表中證券出售及結業之重估收益	–	–	(4,884)	–	–	(4,884)
全年溢利	–	–	–	–	151,241	151,241
年內宣佈派發之中期及特別股息	–	–	–	–	(86,100)	(86,100)
轉入其他儲備	–	–	–	629	(629)	–
匯兌差額	–	4,722	–	–	–	4,722
於二零零三年十二月三十一日	**616,286**	**(16,473)**	**2,492**	**1,933**	**745,406**	**1,349,644**

保留溢利如下：

	二零零三年	二零零二年（重報）
由本公司及其附屬公司保留	**760,025**	750,707
由聯營公司保留	**(14,619)**	(2,913)
	745,406	747,794

*附註：*其他儲備包括在中華人民共和國成立之附屬公司之法定儲備。

27. 儲備（續）

(b) 本公司

	股份溢價（附註a）千元	繳入盈餘（附註b）千元	保留溢利 千元	總計 千元
於二零零二年一月一日	573,073	51,636	154,747	779,456
去年獲准之特別股息及期末股息	–	–	(19,673)	(19,673)
發行股份產生之股份溢價	6,099	–	–	6,099
全年溢利	–	–	33,345	33,345
年內宣佈派發之中期股息	–	–	(13,341)	(13,341)
於二零零二年十二月三十一日	579,172	51,636	155,078	785,886
於二零零三年一月一日	579,172	51,636	155,078	785,886
去年獲准之特別股息及期末股息	–	–	(66,900)	(66,900)
發行股份產生之股份溢價	37,114	–	–	37,114
全年溢利	–	–	155,292	155,292
年內宣佈派發之中期及特別股息	–	–	(86,100)	(86,100)
於二零零三年十二月三十一日	**616,286**	**51,636**	**157,370**	**825,292**

附註：

(a) 根據本公司細則，股票溢價不會分派。

(b) 於一九九一年，依重組方案換取得附屬公司股份，比對本公司所發行之新股票面值所多出之價值，經已計入可分派盈餘賬。根據百慕達公司法(1981)（經修訂）及本公司細章，該等可分派盈餘可向股東作出分派。但董事局暫無意分派該等盈餘。

(c) 於二零零三年十二月三十一日，可分派儲備達209,006,000元（二零零二年：206,714,000元）。

28. 按分部分類匯報

本集團列出業務分部及地域分部之個別單位資料。因業務分部資料較近似本集團之內部財務報告方式，集團選其為主要匯報方式。

業務單位

因為本集團所有營業額及溢利均來自設計、製造及銷售液晶顯示器及有關產品，所以本集團並無列出業務分部之分類分析。

地域分部

地域分部收入乃按顧客所在區域而列出。地位單位資產及資本性支出，乃按資產所在區域而列出。

	香港及中國		亞洲其他地區		歐洲		北美洲		其他	
	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年
	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元
來自集團外之顧客收入	**421,431**	282,684	**163,154**	113,201	**583,784**	548,795	**94,072**	122,470	**12,347**	18,408
分部資產	**1,549,279**	1,394,855	**136,194**	152,687	**75,150**	86,056	**29,633**	24,669		
年內發生之資本性支出	**113,352**	87,511	**14,978**	9,941	**1,316**	1,667	**46**	26		

來自集團外位於歐洲之顧客收入分析如下：

	二零零三年	二零零二年
	千元	千元
法國	**120,521**	151,288
英國	**95,934**	104,754
德國	**126,545**	94,290
其他歐洲國家	**240,784**	198,463
	583,784	548,795

營業額及溢利之地域分類比例並無重大分歧，故並無列出來自上述地區溢利貢獻之分析。

29. 資本及其他承擔

(a) 於二零零三年十二月三十一日，未包括在賬項內之資本承擔如下：

	本集團	
	二零零三年 千元	二零零二年 千元
已訂約	**15,117**	29,022

(b) 於二零零三年十二月三十一日，在不可撤銷的經營租約內，未來最低應付租賃款項總額如下：

	二零零三年 千元	二零零二年 千元
經營租賃屆滿期：		
一年內	**1,470**	1,144
一至五年內	**1,167**	—
	2,637	1,144

30. 或然負債

於二零零三年十二月三十一日，或然負債乃本公司給予部份附屬公司的銀行備用信貸而向銀行作出擔保，其中已動用信貸額達72,023,000元（二零零二年：57,086,000元）。

31. 結算日後事項

(i) 於二零零四年三月，本公司一全資附屬公司就出售Varitronix (Malaysia) Sdn. Bhd.權益，而買方發行新股份作為代價一事，與買方簽訂無法律約束力之諒解備忘錄。合併的建議將取決於多項先決條件，包括法律及會計盡職審查及買方股份於馬來西亞創業版上市。由於未就合併簽訂任何確實協議，董事局無法估計此建議有任何財政影響。

(ii) 於二零零四年三月，本公司一全資附屬公司簽訂協議，出售本集團在聯營公司權益，董事會預期最小可取回投資賬面值。

32. 有關連人士的重大交易

年內並沒有有關連人士的重大交易事項。（二零零二年：無）。

33. 比較數字

由於修訂了遞延税項的會計政策，故部份比較數字已作出調整；有關詳情載於附註2。

（以港元計）

	截至十二月三十一日止年度				
	一九九九年	二零零零年	二零零一年	二零零二年（重報）	**二零零三年**
	千元	千元	千元	千元	**千元**
業績：					
營業額	846,138	1,254,629	1,042,004	1,085,558	**1,274,788**
經營溢利（附註）	299,482	215,886	43,393	140,838	**197,295**
融資成本	(1,221)	(1,382)	(2,901)	(3,134)	**(2,913)**
應佔聯營公司之溢利／（虧損）	(12,956)	1,871	5,735	(1,654)	**(11,706)**
除稅前正常業務溢利	285,305	216,375	46,227	136,050	**182,676**
稅項	(26,003)	(9,887)	(13,749)	(10,863)	**(14,440)**
少數股東權益	(3,086)	(6,145)	10,803	(6,968)	**(16,995)**
股東應佔溢利	256,216	200,343	43,281	118,219	**151,241**
資產及負債：					
固定資產	334,498	385,288	393,658	398,080	**414,662**
無形資產	–	–	–	–	**28,672**
商譽	–	–	33,386	31,704	**30,022**
聯營公司權益	20,465	21,241	19,276	16,254	**5,289**
非交易證券	288,798	250,486	227,861	226,765	**171,610**
流動資產淨額	832,435	696,350	689,394	786,624	**862,099**
總資產減流動負債	1,476,196	1,353,365	1,363,575	1,459,427	**1,512,354**
可換股票據	–	(31,200)	(31,200)	(31,200)	**(31,200)**
遞延稅項	–	–	–	(10,143)	**(10,499)**
其他非流動負債	–	–	(21,324)	–	**–**
少數股東權益	(29,556)	(27,349)	(22,265)	(28,382)	**(43,437)**
資產淨值	1,446,640	1,294,816	1,288,786	1,389,702	**1,427,218**

附註：

(1) 為符合香港《會計實務準則》第十二號「所得稅」，集團在二零零三年為所得稅金引用新的會計政策。二零零二年的數字已作調整，而再前的年份因比較用途，重報並不適合。

(2) 為符合香港《會計實務準則》第三十四號「僱員福利」，集團在二零零二年為長期服務金引用新的會計政策。二零零一年的數字已作調整，而再前的年份因比較用途，重報並不適合。

	地點	現時用途	持有權益百分比
1.	九龍將軍澳39地段	工業用途	100%
2.	九龍 觀塘 敬業街61-63號 利維大廈 四樓及附屬平台	貨倉	100%
3.	九龍 觀塘 敬業街61-63號 利維大廈 六樓及九樓	貨倉	100%
4.	九龍 觀塘 敬業街61-63號 利維大廈 十樓及十一樓	貨倉	100%
5.	九龍 觀塘 牛頭角道300-302號 裕民中心 一座二十二樓F及G座	職工宿舍	100%
6.	九龍 觀塘 牛頭角道300-302號 裕民中心 一座十三樓B座	職工宿舍	100%
7.	九龍紅磡 馬頭圍道37號 紅磡商業中心 B座十樓1003室及1004室	租賃	100%
8.	Plot 40, Phase 4, Bayan Lepas Free Trade Zone, 11900 Bayan Lepas, Penang, Malaysia.	工業用途	100%

	地點	現時用途	持有權益百分比
9.	Plot 3, Phase 4, Bayan Lepas Free Trade Zone, 11900 Bayan Lepas, Penang, Malaysia.	工業用途	100%
10.	Sri Penang 6-2, Lega Road, Penang, Malaysia.	職工宿舍	100%
11.	中國 廣東省河源市 源城區東埔鎮	工業用途	80%
12.	中國 廣東省河源市 源城區東埔鎮 新塘管理區 塘寮下村	工業用途	100%
13.	中國 廣東省河源市 源城區河源道128號	工業用途	80%
14.	中國 廣東省 寶安縣布吉 南威中心 十座六樓 C601-604 室	職工宿舍	100%
15.	Unit 3 Milbanke Court, Milbanke Way, Bracknell, Berkshire, United Kingdom.	寫字樓用途	100%

附註： 上述物業屬永久業權、中、長期租約或並無按任何特定租約年期。